Exhibit 99.1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 23, 2020 (this “Agreement”), is entered into by and among Lianluo Smart Limited, a business company incorporated under the laws of the British Virgin Islands (“LLIT”), Newegg Inc., a Delaware corporation (“Newegg”), and Lightning Delaware Sub, Inc., a Delaware corporation and a wholly owned subsidiary of LLIT (“Merger Sub”). LLIT, Newegg and Merger Sub are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

WITNESSETH:

WHEREAS, LLIT is a British Virgin Islands business company which is currently authorized to issue a maximum of 6,250,000 common shares, divided into (i) 4,736,111 Class A common shares, par value $0.021848 per share (“LLIT Class A Shares”), of which 2,210,684 shares are issued and outstanding as of the date hereof, and (ii) 1,513,889 Class B common shares, par value $0.021848 per share, (“LLIT Class B Shares”), of which 1,388,888 shares are issued and outstanding as of the date hereof;

WHEREAS, Merger Sub is a Delaware corporation having authorized capital stock consisting of 100 shares of Common Stock, par value $0.01 per share (the “Merger Sub Common Stock”), of which all 100 shares are issued and outstanding as of the date hereof, all of which are owned of record and beneficially by LLIT;

WHEREAS, Newegg is a Delaware corporation having authorized capital stock consisting of: (i) 142,000,000 shares of Class A common stock, par value $0.001 per share (“Newegg Class A Shares”), of which 849,159 shares are issued and outstanding as of the date hereof, (ii) 59,000,000 shares of Class B common stock, par value $0.001 per share (“Newegg Class B Shares”), of which no shares are issued and outstanding as of the date hereof, (iii) 25,889,968 shares of Series AA preferred stock, par value $0.001 per share (“Newegg Series AA Preferred Shares”), of which 24,870,027 shares are issued and outstanding as of the date hereof, and (iv) 59,000,000 shares of Series A preferred stock, par value $0.001 per share (“Newegg Series A Preferred Shares”), of which 36,475,987 shares are issued and outstanding as of the date hereof (collectively, “Newegg Shares”);

WHEREAS, LLIT and Beijing Fenjin Times Technology Development Co., Ltd., a corporation organized under the laws of People’s Republic of China (the “Disposition Acquirer”) have entered into that certain Equity Transfer Agreement, (the “Disposition Agreement”) on the same date of this Agreement, pursuant to which LLIT has agreed to sell all of the equity interests in Lianluo Connection Medical Wearable Device Technology (Beijing) Co., Ltd, the wholly-owned subsidiary of LLIT (“Lianluo Connection”), and all remaining assets and liabilities of Lianluo Connection owned immediately prior to the Closing to the Disposition Acquirer (the “Disposition”, together with the Merger, the “Restructure”), on the Closing Date (as defined below) on or immediately after the Effective Time (as defined below);

WHEREAS, the respective Boards of Directors of LLIT, Newegg and Merger Sub, together with the LLIT Special Committee and the Newegg Special Committee, have unanimously approved and declared advisable the merger of Merger Sub with and into Newegg (the “Merger”), upon the terms and subject to the conditions set forth herein;

WHEREAS, Hangzhou Lianluo Interactive Technology Co., Ltd. (“Hangzhou Lianluo”), which beneficially owns 1,388,888 outstanding LLIT Class B Shares, representing 100% of the LLIT Class B Shares and 86.27% of the aggregate outstanding voting power of all classes of LLIT Shares and Ping Chen, who beneficially owns 201,692 outstanding shares of LLIT Class A Shares, representing 9.12% of outstanding LLIT Class A Shares and 1.25% of the aggregate outstanding voting power of all classes of LLIT Shares, have entered into a voting agreement simultaneously with the execution of this Agreement in the form attached hereto as Exhibit A, pursuant to which Hangzhou Lianluo and Ping Chen agree to vote in favor of the Merger, the Disposition, the Offering and any other transactions contemplated herein or described in the Form F-4 (as hereinafter defined) (the “Support Agreements”);

WHEREAS, within 5 days after the date hereof, stockholders of Newegg who hold a majority (measured both including and excluding any such stockholders who are affiliated with Hangzhou Lianluo) of each class and each series of Newegg Shares will act by written consent to adopt this Agreement and approve the transactions contemplated herein;

WHEREAS, LLIT shall prepare, with the assistance and cooperation of Newegg, and file with the Securities and Exchange Commission (“SEC”) a registration restatement on Form F-1 (as amended or supplemented from time to time, the “Form F-1”) in connection with an offering of a certain number of LLIT Class A Shares for $30,000,000, or such other amount reasonably determined by Newegg that is necessary for LLIT to meet NASDAQ initial listing requirements (the “Offering”), which will be closed simultaneously with the Restructure;

WHEREAS, LLIT shall prepare, with the assistance and cooperation of Newegg, and file with the SEC a Form F-4 (as amended or supplemented from time to time, and including the notice to shareholders contained therein, the “Form F-4”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the LLIT Exchange Shares (as hereinafter defined) to be issued in the Merger (such registration statement, the “Merger Registration Statement”), which will also contain a proxy solicitation statement and notice to LLIT’s shareholders of the Shareholder Meeting (as hereinafter defined) held for the purpose of considering matters in connection with the Restructure and the Offering (the “Shareholder Meeting Notice”).

NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the Parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into Newegg at the Effective Time (as hereinafter defined). Following the Merger, the separate corporate existence of Merger Sub shall cease and Newegg shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of LLIT.

Section 1.2 Effective Time. The Merger shall become effective immediately when a Certificate of Merger (the “Certificate of Merger”), prepared and executed in accordance with the relevant provisions of the DGCL, is duly filed with the Secretary of State of the State of Delaware or, if agreed to by LLIT (acting through the LLIT Special Committee) and Newegg (acting through the Newegg Special Committee), at such time thereafter as is provided in the Certificate of Merger (the “Effective Time”). The filing of the Certificate of Merger shall be made on the Closing Date (as hereinafter defined).

Section 1.3 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Newegg and Merger Sub shall vest in the Surviving Corporation, and all the debts, liabilities and duties of Newegg and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.4 Certificate of Incorporation, Bylaws, Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to be identical to the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation) until thereafter changed or amended as provided therein or by applicable Laws.

(b) At the Effective Time, the Bylaws of the Surviving Corporation shall be amended in its entirety to be identical to the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation) until thereafter changed or amended as provided therein or in the Certificate of Incorporation of the Surviving Corporation.

(c) The directors and officers of the Surviving Corporation at the Effective Time shall be the directors and officers of Newegg, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.5 Amended Charter, Directors and Officers of LLIT.

(a) At the Effective Time, LLIT shall cause its Memorandum and Articles of Association to be amended and restated in the form of the Amended Charter (as hereinafter defined).

(b) The Parties shall take all action necessary (including, to the extent necessary, procuring the resignation or removal of any directors on the Board of Directors of LLIT (the “LLIT Board”) immediately prior to the Effective Time) so that, as of the Effective Time, the LLIT Board shall be comprised of the individuals listed on Exhibit B attached hereto. Each individual listed on Exhibit B shall become a director of LLIT effective as of the Effective Time, to serve for the terms set forth on Exhibit B until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(c) The Parties shall take all action necessary so that, as of the Effective Time, the individuals listed on Exhibit B shall be appointed as the executive officers of LLIT. Each existing executive officer of LLIT who is not remaining in such capacity shall submit a written resignation from his or her position as an executive officer of LLIT on or prior to the Closing Date, which shall be effective as of the Effective Time.

(d) Prior to the Effective Time, in the event that any individual set forth on Exhibit B is unable or unwilling to serve on the LLIT Board or as an officer of LLIT, then Newegg shall select a replacement for such individual to serve in such person’s place. The Parties shall take all action necessary to ensure that any such replacement designee is duly qualified and appointed as a director of the LLIT Board or as an officer of LLIT as of the Effective Time.

Section 1.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of LLIT, Newegg, Merger Sub or the holders of any securities of LLIT, Newegg or Merger Sub, other than as contemplated in this Agreement, the following shall occur:

(a) Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub Common Stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time), so that immediately following the Effective Time, LLIT will be the holder of all the issued and outstanding shares of capital stock of the Surviving Corporation.

(b) Subject to the provisions of Sections 1.8 and 1.9, each Newegg Share that is issued and outstanding immediately prior to the Effective Time (including any Newegg Class A Shares, Newegg Class B Shares, Newegg Series Preferred A Shares and Newegg Series AA Preferred Shares but excluding any Dissenting Shares (as hereinafter defined) or Excluded Shares (as hereinafter defined)) shall be exchanged for and converted into such number of validly issued, fully paid and non-assessable LLIT Class A Shares (the “LLIT Exchange Shares”) equal to the LLIT Conversion Ratio (the total number of LLIT Exchange Shares is collectively referred to as the “Merger Consideration”). The LLIT Conversion Ratio shall equal the Newegg Per Share Value divided by the LLIT Per Share Value. The “Newegg Per Share Value” shall equal $880,000,000 divided by the number of outstanding Newegg Shares on the date hereof. The “LLIT Per Share Value” shall equal (i) the volume-weighted average trading price of LLIT Class A Shares for the consecutive twenty (20) Trading Days immediately prior to and including October 16, 2020, as adjusted for a 1 to 8 reverse stock split effective on the date hereof (the “LLIT 20 Day VWAP”) minus (ii) (A) $3,500,000 (the “Escrow Amount”) divided by (B) the number of LLIT Class A Shares and LLIT Class B Shares issued and outstanding on the date hereof, after giving effect to such reverse stock split.

The LLIT Conversion Ratio shall be rounded to four decimal places and shall be appropriately adjusted to reflect the effect of any stock split, split-up, reverse stock split, stock dividend or distribution of securities convertible into Newegg Shares, LLIT Class A Shares or LLIT Class B Shares, reorganization, recapitalization, reclassification or other like change with respect to the Newegg Shares, LLIT Class A Shares or LLIT Class B Shares having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, that nothing in this subsection (i) shall be construed to permit any Party to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(i)  If Section 1.6(b) would result in the issuance of any fractional LLIT Exchange Shares, then, notwithstanding Section 1.6(b), such fractional LLIT Exchange Share shall not be issued by LLIT and in lieu thereof, LLIT shall pay in cash, without interest, an amount equal to the amount of such fractional LLIT Exchange Share times the LLIT 20 Day VWAP (the “Cash Payment”).

(ii) All Newegg Shares, when so exchanged and converted, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a certificate representing any such Newegg Shares shall cease to have any rights with respect to Newegg Shares, and thereafter such certificates shall represent the LLIT Exchange Shares into which such Newegg Shares are converted.

(c) Each Newegg Share held by Newegg as treasury stock or owned by LLIT, Merger Sub or by any wholly-owned direct or indirect Subsidiary of Newegg immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall no longer be outstanding and shall automatically be cancelled and retired without payment or consideration therefor.

(d) All options, warrants and other securities convertible into or exercisable for shares of Newegg capital stock shall either be converted or exercised into Newegg Shares prior to the Effective Time (and holders thereof shall receive part of the Merger Consideration) or be assumed by LLIT pursuant to Section 1.9.

(e) At the Effective Time, each LLIT Class A Share issued and outstanding immediately prior to the Effective Time shall remain outstanding. Immediately following the Effective Time, any LLIT Class A Shares owned by the Surviving Corporation shall automatically be cancelled and retired without payment or consideration therefor.

(f) Through the Support Agreement, Hangzhou Lianluo has agreed (i) to convert each LLIT Class B Share issued and outstanding immediately prior to the Effective Time into a LLIT Class A Share pursuant to the terms of the Amended Charter, and (ii) that the warrant contained in Section 4(j) of the Share Purchase Agreement dated as of April 28, 2016 by and among LLIT and Hangzhou Lianluo shall be a warrant to acquire from LLIT 125,000 LLIT Class A Shares at a purchase price of $17.60 per share (after giving effect to LLIT’s 1 for 8 reverse stock split), with the number of shares and exercise price both subject to appropriate adjustment for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of LLIT Shares that occur after the date hereof. Subject to the foregoing, immediately following the Effective Time, any LLIT Class B Shares, and any options, warrants or other securities which are convertible or exchangeable into LLIT Class B Shares shall automatically be cancelled and retired without payment or consideration therefor.

Section 1.7 Exchange of Shares.

(a) Exchange. Immediately prior to the Effective Time, LLIT shall designate for exchange, in accordance with this Section 1.7, certificates representing the LLIT Exchange Shares issuable pursuant to Section 1.6(b) in exchange for outstanding Newegg Shares. At the Effective Time, LLIT shall cause its transfer agent to deliver the appropriate Merger Consideration and enter in LLIT’s register of members the names of the holders of record of Newegg Shares in exchange for all Newegg Shares that are issued and outstanding immediately prior to the Effective Time, whether represented by certificates (the “Certificates”) or not represented by certificates (the “Book-Entry Shares”). Notwithstanding anything to the contrary contained in this Section 1.7, LLIT Exchange Shares issued as Merger Consideration can be delivered in book-entry form.

(b) Exchange Procedures. As soon as reasonably practical after the Effective Time, LLIT shall mail (or cause to be mailed) to each holder of record of Newegg Shares: (i) a letter of transmittal (which shall be in such form and have such provisions as LLIT and Newegg mutually and reasonably specify); and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration. Upon proper surrender of a Certificate or Book-Entry Share for exchange and cancellation to LLIT or to such agents as may be appointed by LLIT, together with such letter of transmittal, duly executed, and any other documents as may be reasonably required, the holder of such Newegg Shares shall be entitled to receive in exchange therefor the LLIT Exchange Shares together with the Cash Payment, if applicable, to which such holder is entitled to under Section 1.6(b), and the Newegg Shares formerly represented by such Certificate or Book-Entry Shares shall forthwith be canceled. Until surrendered as contemplated by this Section 1.7, (x) each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the LLIT Exchange Shares as contemplated by Section 1.6(b) and (y) a holder of Newegg Shares shall not receive any dividends or distributions in respect of any such corresponding LLIT Exchange Shares which they may otherwise be entitled to; provided that once the Newegg Shares are properly surrendered, the holder shall receive, without interest, any dividends or distributions with a record date after the Closing Date and payable with respect to such LLIT Exchange Shares, if any, they are entitled to receive.

(c) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by LLIT in its reasonable business judgment, the execution of an indemnity agreement against any claim that may be made against it with respect to such Certificate, LLIT will issue in exchange for such lost, stolen or destroyed Certificate the LLIT Exchange Shares to which the holders thereof are entitled pursuant to Section 1.6(b).

(d) Form F-4. LLIT shall issue the LLIT Exchange Shares in exchange for outstanding Newegg Shares as provided in Section 1.6 pursuant to the Merger Registration Statement on the Form F-4 filed under the Securities Act. LLIT and Newegg shall comply with all applicable provisions of, and rules under, the Securities Act in connection with the offering and issuance of the Merger Consideration, including the inclusion of the necessary financial statements related to their respective businesses.

Section 1.8 Closing of Newegg Transfer Books. At the Effective Time, the stock transfer books of Newegg shall be closed, and no transfer of Newegg Shares shall thereafter be made on the records of Newegg. If, after the Effective Time, Certificates representing Newegg Shares are presented to the Surviving Corporation or LLIT, such Certificates shall be canceled and exchanged as provided in this Article I.

Section 1.9 Assumption of Newegg Benefit Plans and Awards.

(a)  Prior to Closing, LLIT (acting through the LLIT Special Committee) and Newegg (acting through the Newegg Special Committee) will enter into a Compensation Plan Agreement (the “Compensation Plan Agreement”), pursuant to which, among other things, Newegg will, at the Effective Time, transfer to LLIT, and LLIT will assume, sponsorship of all of the Newegg Benefit Plans (as defined below) and all of Newegg’s rights and obligations thereunder.

(b)  At the Effective Time, pursuant to this Agreement and the Compensation Plan Agreement, Newegg will transfer to LLIT, and LLIT will assume, its rights and obligations under each stock option to purchase or a right to acquire or vest in, each Newegg Share (the “Awards”) issued under the Newegg Benefit Plans or granted by Newegg outside of its Benefit Plans that is outstanding and unexercised, whether vested or unvested, as of immediately prior to the Effective Time. Each of the Awards shall be converted into a stock option to purchase or a right to acquire or vest in, respectively, such number of LLIT Class A Shares equal to the LLIT Conversion Ratio, and, for stock options, the exercise price per LLIT Class A Share shall equal the exercise price per Newegg Share in effect immediately prior to the Effective Time for the Award divided by the LLIT Conversion Ratio, provided that such exercise price per share for the applicable LLIT Shares will be at least the per share par value of such LLIT Class A Shares and provided further that any Awards made during the Interim Period (as hereinafter defined) shall have an exercise price at least equal to the closing price of the LLIT Class A Shares on the date of grant times the LLIT Conversion Ratio. If the aforementioned conversion would result in the issuance of a fraction of a LLIT Class A Share, in lieu of issuing such fraction of a LLIT Class A Share, LLIT shall pay to the holder of the Award an amount in cash equal to the LLIT 20 Day VWAP times the amount of such fraction. For purposes of this Agreement, “Newegg Benefit Plans” shall mean, collectively, the Benefit Plans listed on Schedule 4.19 of the Newegg Disclosure Schedules (as hereinafter defined) and any and all subplans, appendices or addendums thereto, and any and all agreements evidencing Awards.

Section 1.10 Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of Merger Sub or Newegg, or (b) otherwise to carry out the purposes of this Agreement (including cooperating with the filing of future tax returns, as necessary), the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver in the name and on behalf of Merger Sub, and the individual(s) listed in Schedule 1.10 of the Newegg Disclosure Schedules shall be authorized to execute and deliver in the name and on behalf of Newegg, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Merger Sub or Newegg, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Merger Sub or Newegg and otherwise to carry out the purposes of this Agreement.

Section 1.11 Dissenters Rights. No stockholder of Newegg who has validly exercised its appraisal rights pursuant to Section 262 of the DGCL (a “Dissenting Stockholder”) with respect to its Newegg Shares (such shares, “Dissenting Shares”) shall be entitled to receive any portion of the LLIT Exchange Shares with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost its appraisal rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedures set forth in Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. Newegg shall give LLIT prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by Newegg relating to any Dissenting Stockholder’s rights of appraisal. Newegg shall direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. Notwithstanding anything to the contrary contained in this Agreement, for all purposes of this Agreement, the LLIT Exchange Shares shall be reduced by the portion of the LLIT Exchange Shares that would otherwise be due to any Dissenting Stockholders pursuant to Section 1.6 and Section 1.7 attributable to any Dissenting Shares, and the Dissenting Stockholders shall have no rights to any portion of the LLIT Exchange Shares with respect to any Dissenting Shares.

Section 1.12 Escrow. Within five (5) days after the date of this Agreement, LLIT shall place the Escrow Amount into a U.S. bank account (“Escrow Account”) designated by a third party escrow agent to be mutually selected by the Parties (the “Escrow Agent”) to be held pursuant to an escrow agreement between the Escrow Agent, LLIT and Newegg in customary form to be reasonably agreed upon by LLIT and Newegg (the “Escrow Agreement”). The Escrow Amount shall be held and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement.

ARTICLE II

CLOSING

Section 2.1  Closing. Unless this Agreement has been terminated pursuant to Article VI below, the closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Hunter Taubman Fischer & Li LLC, 800 Third Avenue, Suite 2800, New York, NY 10022, no later than the second Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the LLIT (acting through the LLIT Special Committee) and Newegg (acting through the Newegg Special Committee) may agree (the date and time at which the Closing is actually held being, the “Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LLIT AND MERGER SUB

Except as set forth in the disclosure schedules delivered by LLIT and Merger Sub to Newegg on the date hereof (the “LLIT Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, each of LLIT, LLIT’s direct and indirect Subsidiaries (each of the foregoing, a “LLIT Subsidiary” and collectively, the “LLIT Subsidiaries”) and Merger Sub, on a joint and several basis, represents and warrants to Newegg, as follows:

Section 3.1 Due Incorporation and Good Standing. LLIT is a business company duly incorporated, validly existing under the Laws of the British Virgin Islands. There are no proceedings pending to dissolve LLIT, and LLIT has taken no action seeking dissolution of LLIT. LLIT has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each LLIT Subsidiary, including Merger Sub, is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of LLIT and the LLIT Subsidiaries (each, a “LLIT Entity” and collectively, the “LLIT Entities”) is duly qualified or licensed and in good standing to conduct business in each jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except for any deviations from any of the foregoing that would not reasonably be expected to have a Material Adverse Effect on LLIT. Schedule 3.1 lists all jurisdictions in which each LLIT Entity is organized and qualified to conduct business and all names other than its legal name under which any LLIT Entity does business. LLIT has made available to Newegg accurate and complete copies of Organizational Documents of each of the LLIT Entities, each as amended to date and as currently in effect. No LLIT Entity is in material violation of any provision of its Organizational Documents.

Section 3.2 Authorization; Binding Agreement. LLIT and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and each ancillary document to which it is or is required to be a party, to perform LLIT’s and Merger Sub’s obligations, and to consummate the transactions contemplated hereby and thereby (such agreements, each, an “Ancillary Document”, collectively “Ancillary Documents”). The execution and delivery of this Agreement and each Ancillary Document to which it is or is required to be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of LLIT and Merger Sub. No other corporate proceedings on the part of LLIT or Merger Sub are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party. No other corporate proceedings on the part of LLIT or Merger Sub are necessary to consummate the transactions contemplated hereby and thereby, except for obtaining the Required Shareholder Vote. This Agreement has been, and each Ancillary Document to which LLIT or Merger Sub is or is required to be a party shall be when delivered, duly and validly executed and delivered by LLIT and Merger Sub, as applicable, and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of each LLIT Entity, enforceable against each LLIT Entity in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

Section 3.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of any LLIT Entity is required to be obtained or made in connection with the execution, delivery or performance by any LLIT Entity of this Agreement and each Ancillary Document to which it is a party or the consummation by any LLIT Entity of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in the British Virgin Islands to effect the amendment of the Memorandum and Articles of Association of LLIT (including but not limited to changes to the share capital of LLIT), (b) such filings as may be required in any jurisdiction where such LLIT Entity is qualified or authorized to conduct business as a foreign corporation in order to maintain such qualification or authorization, (c) such filings as contemplated by this Agreement, (d) any filings required with the NASDAQ Capital Market (“NASDAQ”) with respect to the transactions contemplated by this Agreement, (e) applicable requirements, if any, of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (f) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on LLIT as a whole or any LLIT Entity.

Section 3.4 Non-Contravention. The execution and delivery by LLIT or Merger Sub of this Agreement and each Ancillary Document to which it is a party or otherwise bound, the consummation by any LLIT Entity of the transactions contemplated hereby and thereby, and compliance by any LLIT Entity with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any LLIT Entity’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any LLIT Entity or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any LLIT Entity under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any LLIT Entity under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under any of the terms, conditions or provisions of any LLIT Material Contract to which any LLIT Entity is a party or its properties or assets are otherwise bound, except for any deviations from any of the foregoing clauses (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on LLIT.

Section 3.5 Capitalization.

(a)   LLIT is authorized to issue (i) 6,250,000 common shares, divided into (i) 4,736,111 LLIT Class A Shares and (ii) 1,513,889 LLIT Class B Shares, each with a par value of $0.021848 (collectively, the “LLIT Shares”). The issued and outstanding LLIT Shares as of the date of this Agreement are set forth on Schedule 3.5(a). All outstanding LLIT Shares are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BVI Act, LLIT Memorandum and Articles of Association, as amended from time to time, or any Contract to which LLIT is a party or by which it or its securities are bound or, to the Knowledge of LLIT, any other Contract. LLIT holds no shares or other equity interests in or of LLIT in its treasury. None of the outstanding LLIT Shares have been issued in violation of any applicable securities Laws.

(b)   Except as set forth in Schedule 3.5(b), LLIT does not have any Subsidiaries, control any variable interest entity (“VIE”) or own any equity interests in any other Person. All of the outstanding equity securities of each Subsidiary of LLIT are duly authorized and validly issued, paid in accordance with the applicable Laws and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by LLIT or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents, which are set forth in Schedule 3.5(b)). There are no Contracts to which LLIT or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of LLIT other than the Organizational Documents of any such Subsidiary. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any LLIT Entity. Except for the limitations and restrictions imposed under applicable PRC Law regarding LLIT Subsidiaries incorporated in PRC, no LLIT Entity has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law. LLIT does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of any Person (other than any LLIT Subsidiary and 652,174 shares of common stock, par value $0.001 per share, of Guardion Health Sciences, Inc., a Delaware company (“Guardion Shares”)). None of LLIT or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. Except as set forth in Schedule 3.5(b), there are no outstanding material contractual obligations of LLIT or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person (other than loans to customers in the ordinary course of business).

(c)   Except as set forth in Schedule 3.5(c), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (A) relating to the issued or unissued shares, warrants, options, capital stock or equity interests of LLIT or any LLIT Subsidiary, or (B) obligating LLIT or any LLIT Subsidiary to issue, transfer, deliver, repurchase or sell or cause to be issued, transferred, delivered, sold or repurchased such shares, stock or equity, or any options or shares or securities convertible into or exchangeable for such shares, stock or equity, or (C) obligating LLIT or any LLIT Subsidiary to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such shares, stock or equity. Except as set forth in Schedule 3.5(c), there are no outstanding obligations of LLIT to repurchase, redeem or otherwise acquire any shares, stock or equity of LLIT or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders agreements, voting trusts or other agreements or understandings to which any LLIT Entity is a party, or which is otherwise within the Knowledge of LLIT, with respect to the voting of any shares of any LLIT Entity.

(d)   All Indebtedness of LLIT (including each LLIT Subsidiary) is disclosed in Schedule 3.5(d), except for such Indebtedness which does not cumulatively exceed $50,000. No Indebtedness of LLIT contains any restriction upon: (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by LLIT or any LLIT Subsidiary or (iii) the ability of LLIT or any LLIT Subsidiary to grant any Lien on its properties or assets.

(e)   Except as disclosed in the SEC Reports, LLIT has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the LLIT Board has not authorized any of the foregoing.

Section 3.6 SEC Filings and LLIT Financials.

(a)   LLIT has filed all forms, reports, schedules, statements, registrations statements, prospectuses and other documents required to be filed or furnished by LLIT with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto from the beginning of the three most recent fiscal years up to the date hereof, except for any deviations from any of the foregoing that would not reasonably be expected to have a Material Adverse Effect on LLIT. Except to the extent available on the SEC’s web site through EDGAR, LLIT has delivered to Newegg copies in the form filed with the SEC of all of the following: (i) LLIT’s Annual Reports on Form 20-F or on Form 10-K for each fiscal year of LLIT beginning with the year ended December 31, 2017, (ii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by LLIT with the SEC since the beginning of the first fiscal year referred to in clause (i) above (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i) and (ii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iii) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. LLIT, as of the date of this Agreement, is not aware of any filed SEC Report that contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the LLIT Class A Shares are listed on NASDAQ, (B) LLIT has not received any effective written deficiency notice from NASDAQ relating to the continued listing requirements of LLIT Shares, (C) there are no Actions pending or, to the Knowledge of LLIT, threatened against LLIT with respect to any intention by such entity to suspend, prohibit or terminate the quoting of the LLIT Class A Shares on NASDAQ and (D) the LLIT Class A Shares are in compliance with all of the applicable listing and corporate governance rules of NASDAQ, except in the case of clauses (B), (C) and (D), as set forth in Schedule 3.6(a).

(b)   The financial statements and notes contained or incorporated by reference in the SEC Reports, as well as the consolidated and unconsolidated financial statement of LLIT as of and for the six months ended June 30, 2020, fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity and cash flows of LLIT at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable). LLIT has provided Newegg with a true and complete copy of the financial statements and notes contained or incorporated by reference in the SEC Reports, as well as the consolidated and unconsolidated financial statement of LLIT as of and for the six months ended June 30, 2020 (the “LLIT Financials”) and the unaudited and unreviewed financial statements for the eight months ended August 31, 2020.

(c)   Except as and to the extent reflected or reserved against in the LLIT Financials, LLIT has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that is not adequately reflected or reserved on or provided for in the LLIT Financials.

(d)   As of the date hereof, LLIT (exclusive of any LLIT Subsidiary) has an unrestricted cash balance of immediately available funds of not less than $5,000,000.

Section 3.7 Absence of Certain Changes. Since December 31, 2019, other than as disclosed in the SEC Reports filed since December 31, 2019, LLIT and each LLIT Subsidiary has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect, other than as stated in Schedule 3.7 and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.3 if such action were taken on or after the date hereof without the consent of Newegg.

Section 3.8 Compliance with Laws. Except as disclosed in Schedule 3.8, LLIT and each LLIT Subsidiary is, and has since its respective date of formation been, in compliance with all Laws applicable to it by which it or any of its properties, assets, employees, business or operations are or were bound or affected except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on LLIT or any LLIT Subsidiary, and no LLIT Entity has received written notice alleging any violation of applicable Law in any material respect by LLIT or any LLIT Subsidiary.

Section 3.9 Actions; Orders; Permits. Except as set forth in Schedule 3.9, there is no (a) Action of any nature pending or, to LLIT’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made, or (b) Order pending now or rendered by a Governmental Authority, in either case of (a) or (b) by or against LLIT or any LLIT Subsidiary, its current or former directors, officers or equity holders, which would reasonably be expected to have a Material Adverse Effect on LLIT or LLIT Subsidiaries. None of the current or former officers, senior management or directors of LLIT or any LLIT Subsidiary have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud. Each LLIT Entity holds all Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on LLIT or any LLIT Subsidiary.

Section 3.10 Taxes and Returns.

(a)   Each LLIT Entity has or will have timely filed, or caused to be timely filed, all Tax Returns by it, which Tax Returns are true, accurate, correct and complete, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the LLIT Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where any LLIT Entity files or is required to file a Tax Return. Each LLIT Entity has complied in all material respects with all applicable Laws relating to Tax. There is no current pending or, to the Knowledge of a LLIT Entity, threatened Action against such LLIT Entity by a Governmental Authority in a jurisdiction where such LLIT Entity does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no audits, examinations, investigations or other proceedings pending, or to the Knowledge of LLIT, threatened Action, against any LLIT Entity in respect of any Tax, no LLIT Entity has been notified in writing of any proposed Tax claims or assessments against any LLIT Entity (other than, in each case, claims or assessments for which adequate reserves in the LLIT Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any LLIT Entity’s assets, other than Permitted Liens. Each LLIT Entity has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due. No LLIT Entity has outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by any LLIT Entity for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(b)   Since the beginning of the three most recent fiscal years, no LLIT Entity has (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law or permitted by applicable accounting principles, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.

(c)   No LLIT Entity has any Liability for the Taxes of another Person (other than another LLIT Entity) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise. No LLIT Entity is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on LLIT or any LLIT Subsidiary with respect to any period following the Closing Date.

(d)  No LLIT Entity has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

Section 3.11  Employees and Employee Benefit Plans. Except as set forth in the SEC Reports, no LLIT Entity maintains, or has any liability under, any employee benefit plans. The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual.

Section 3.12  Properties. Except as set forth in the SEC Reports, no LLIT Entity owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. Except as set forth in the SEC Reports, no LLIT Entity owns or leases any material real property or Personal Property. Each LLIT Entity has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens specifically identified in the LLIT Financials. The assets (including Intellectual Property rights and contractual rights) of LLIT Entities constitute all of the assets, rights and properties that are used in the operation of the businesses of the LLIT Entities as it is now conducted and presently proposed to be conducted, and taken together, are adequate and sufficient for the operation of the businesses of the LLIT Entities as currently conducted and as presently proposed to be conducted.

Section 3.13  Material Contracts.

(a)   Except as set forth in the SEC Reports, this Agreement or the Ancillary Documents, there are no Contracts to which LLIT or any other LLIT Entity is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $250,000, (ii) may not be cancelled by any LLIT Entity on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee, (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of any LLIT Entity as its business as is currently conducted, any acquisition of material property by LLIT Entity, or restricts in any material respect the ability of any LLIT Entity from engaging in business as currently conducted by it or from competing with any other Person, (iv) relates to the purchase, sale or otherwise relates to any LLIT Shares, LLIT equity interests, or options, warrants or any other Contract which is convertible therefor, or (v) is otherwise material to any LLIT Entity and not described in clauses (i) through (iv) above (each, a “LLIT Material Contract”). All LLIT Material Contracts have been made available to Newegg other than those that are exhibits to the SEC Reports.

(b)   With respect to each LLIT Material Contract: (i) the LLIT Material Contract was entered into at arms’ length; (ii) the LLIT Material Contract is legal, valid, binding and enforceable in all material respects against the respective LLIT Entity and, to the Knowledge of LLIT, the other parties thereto, and is in full force and effect (except as such enforcement may be limited by the Enforceability Exceptions); (iii) each LLIT Entity is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the respective LLIT Entity, or permit termination or acceleration by the other party, under such LLIT Material Contract; (iv) to the Knowledge of LLIT, no other party to any LLIT Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the respective LLIT Entity under any LLIT Material Contract; (v) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will affect the validity or enforceability of any LLIT Material Contract; (vi) no LLIT Entity has received written notice of an intention by any party to any such LLIT Material Contract that provides for a continuing obligation by any party thereto to terminate such LLIT Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not materially adversely affect any LLIT Entity; and (vii) no LLIT Entity has waived any rights under any such LLIT Material Contract.

Section 3.14 Transactions with Affiliates. Schedule 3.14 sets forth the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between LLIT or any other LLIT Entity and any (a) present or former director, officer or employee or Affiliate of any LLIT Entity, or any family member of any of the foregoing, or (b) record or beneficial owner of more than ten percent (10%) of the outstanding LLIT Shares as of the date hereof. Except as set forth in in Schedule 3.14, no LLIT Entity nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of a LLIT Entity or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing with respect to an applicable party, a “Related Person”) is presently a party to any transaction with a LLIT Entity.

Section 3.15  Investment Company Act. LLIT is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 3.16  Finders and Brokers. Except as contemplated by the Agreement, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from LLIT, any LLIT Subsidiary, or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of LLIT.

Section 3.17 Ownership of LLIT Exchange Shares. All the LLIT Exchange Shares issued and delivered in accordance with Article I  shall be, upon issuance and delivery of such LLIT Exchange Shares, duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, the Lock-Up Agreement, Newegg’s stockholder agreement (which will be assigned to LLIT) and any Liens incurred by Newegg’s stockholders, and the issuance and delivery of such LLIT Exchange Shares pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.

Section 3.18  Certain Business Practices.

(a)   Neither LLIT, nor any LLIT Subsidiary, nor, to the Knowledge of LLIT, any of their Representatives acting on their behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, (iii) made any other unlawful payment or (iv) since April 1, 2017, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder LLIT or any LLIT Subsidiary or assist it in connection with any actual or proposed transaction.

(b)   The operations of LLIT (including all LLIT Subsidiaries) are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving LLIT or any LLIT Subsidiary with respect to the any of the foregoing is pending or, to the Knowledge of LLIT, threatened.

(c)   No LLIT Entity or any of its directors or officers, or, to the Knowledge of LLIT, any other Representative acting on behalf of any LLIT Entity, is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and no LLIT Entity has, directly or, to the Knowledge of LLIT, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

Section 3.19   New Subsidiaries. Merger Sub was formed on or about September 23, 2020 solely for the purpose of the transactions contemplated herein. Merger Sub has had no operations or activities prior to the date hereof, other than those activities which are customary organizational and formation activities. Merger Sub has no assets, liabilities or employees and is not a party to any Contract except for the Contract under which LLIT acquired the Merger Sub Common Stock.

Section 3.20 LLIT After Disposition. Except as set forth in Schedule 3.20, immediately following the closing of the Disposition, LLIT and its then current Subsidiaries shall (i) have no assets, Indebtedness, Permits, employees or Liabilities, and (ii) not be a party to, nor will any of their properties or assets be bound, subject to or affected by, any Contract, Order or Action, other than in each case those which are held by Newegg as of immediately prior to the Closing, shares of Merger Sub, Guardion Shares and cash.

Section 3.21 Disclosure. No representations or warranties by LLIT (including LLIT Subsidiaries) in this Agreement (including the disclosure schedules hereto) or the Ancillary Documents, and none of the information supplied or to be supplied by LLIT (including any LLIT Subsidiary) in connection with the transactions contemplated by this Agreement (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the disclosure schedules hereto and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

Section 3.22 Independent Investigation. LLIT has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of Newegg and Newegg Subsidiaries, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Newegg and Newegg Subsidiaries for such purpose. LLIT acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of Newegg set forth in Article IV and the covenants set forth in Article V (including the related portions of Newegg Disclosure Schedules); and (b) none of Newegg or its respective Representatives have made any representation or warranty as to Newegg or any of Newegg’s Subsidiaries or this Agreement, except as expressly set forth in Article IV (including the related portions of the Newegg Disclosure Schedules).

Section 3.23 No Disagreement with Accountants. LLIT does not have any disagreements with their accountants on any matters related to the LLIT Financials.

Section 3.24 LLIT Board and Special Committee. The LLIT Board has formed a special committee (the “LLIT Special Committee”) comprised solely of disinterested Directors. The LLIT Special Committee, with the advice and assistance of independent legal counsel, has recommended (subject to the satisfaction of the conditions precedent set forth herein) that the LLIT Board approve this Agreement and the Merger and all other transactions contemplated hereby. The LLIT Board and the LLIT Special Committee have unanimously recommended that the LLIT shareholders approve all proposals presented at the Shareholders Meeting.

Section 3.25 SEC Filings. All information contained in any of the Registration Statements, other than the Newegg Information (the “LLIT Information”), will, at the time such Registration Statement is filed with the SEC, when it becomes effective under the Securities Act, on the date it is mailed to LLIT shareholders and at the time of the Shareholder Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to LLIT or any LLIT Subsidiaries, or with respect to other LLIT Information shall occur, or if Newegg informs LLIT of any such event with respect to Newegg, any Newegg Subsidiary or any other Newegg Information, that is required to be described in an amendment of, or a supplement to, the Registration Statements, LLIT shall cause such event to be so described and such amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the LLIT shareholders. No representations or warranties are made by LLIT with respect to the Newegg Information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF NEWEGG

Except as set forth in the disclosure schedules delivered by Newegg to LLIT on the date hereof (the “Newegg Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, each of Newegg and the Newegg Subsidiaries, on a joint and several basis, represents and warrants to LLIT, as follows:

Section 4.1 Due Organization and Good Standing. Newegg is a corporation duly organized, validly existing and in good standing under the Laws of the Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of Newegg is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Newegg Subsidiary is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except for any deviations from any of the foregoing that would not reasonably be expected to have a Material Adverse Effect on Newegg. Schedule 4.1 lists all jurisdictions in which any Newegg Subsidiary is organized and qualified to conduct business and all names other than its legal name under which any Newegg Subsidiary does business. Newegg has provided to LLIT accurate and complete copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended to date and as currently in effect. No Newegg Subsidiary is in material violation of any provision of its Organizational Documents.

Section 4.2 Authorization; Binding Agreement. Newegg has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform Newegg’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which Newegg is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by Newegg’s board of directors to the extent required by Newegg’s Organizational Documents, any other applicable Law or any Contract to which Newegg or, to the Knowledge of Newegg, any of its shareholders is a party or by which it or its securities are bound and (b) no other proceedings on the part of Newegg are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Newegg is or is required to be a party shall be when delivered, duly and validly executed and delivered by Newegg and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of Newegg, enforceable against Newegg in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3 Capitalization.

(a)   Newegg is authorized to issue 142,000,000 Newegg Class A Shares, 849,159 shares of which are issued and outstanding; 59,000,000 Newegg Class B Shares, 0 shares of which are issued and outstanding; 25,889,968 Newegg Series AA Preferred Shares, 24,870,027 shares of which are issued and outstanding; and 59,000,000 Newegg Series A Preferred Shares, 36,475,987 shares of which are issued and outstanding. Newegg Shares to be delivered by the stockholders of Newegg to LLIT at the Closing constitute all of the issued and outstanding shares and other equity interests in or of Newegg. All of the outstanding shares and other equity interests in or of Newegg have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, any other applicable Law, Newegg Charter or any Contract to which Newegg is a party or by which it or its securities are bound. Newegg holds no shares or other equity interests in or of Newegg in its treasury. None of the outstanding shares or other equity interests in or of Newegg were issued in violation of any applicable securities Laws.

(b)   Except as set forth in Schedule 4.3(b), there are no options, warrants or other rights to subscribe for or purchase any shares or other equity interests in or of Newegg or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any shares or other equity interests in or of Newegg, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which Newegg or any of its shareholders is a party or bound relating to any equity securities of Newegg, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to Newegg. There are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of Newegg’s shares or other equity interests. There are no outstanding contractual obligations of Newegg to repurchase, redeem or otherwise acquire any shares or other equity interests or securities in or of Newegg, nor has Newegg granted any registration rights to any Person with respect to Newegg’s equity securities. All of Newegg’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. As a result of the consummation of the transactions contemplated by this Agreement, no shares or other equity interests in or of Newegg are issuable and no rights in connection with any interests, warrants, rights, options or other securities of Newegg accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(c)   Except as set forth in Schedule 4.3(c), Newegg has not declared or paid any distribution or dividend in respect of its shares or other equity interests and has not repurchased, redeemed or otherwise acquired any shares or other equity interests in or of Newegg, and the board of directors of Newegg has not authorized any of the foregoing.

Section 4.4 Subsidiaries.

(a) Schedule 4.4(a) sets forth the name of each Subsidiary of Newegg, and with respect to each Subsidiary (a) its jurisdiction of organization and (b) its Tax election to be treated as a corporate or a disregarded entity under the Code and any state or applicable non-U.S. Tax laws, if any. All of the outstanding equity securities of each Subsidiary of Newegg are duly authorized and validly issued, fully paid and non-assessable (if applicable), and were offered, sold and delivered in compliance with all applicable securities Laws, and owned by Newegg or one of its Subsidiaries free and clear of all Liens (other than those, if any, imposed by such Subsidiary’s Organizational Documents). There are no Contracts to which Newegg or any of its Affiliates is a party or bound with respect to the voting (including voting trusts or proxies) of the shares or other equity interests of any Subsidiary of Newegg other than the Organizational Documents of any such Subsidiary or as otherwise disclosed in the Newegg Disclosure Schedules. There are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Subsidiary of Newegg is a party or which are binding upon any Subsidiary of Newegg providing for the issuance or redemption of any shares or other equity interests in or of any Subsidiary of Newegg except as otherwise disclosed in the Newegg Disclosure Schedules. There are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Subsidiary of Newegg. No Subsidiary of Newegg has any limitation on its ability to make any distributions or dividends to its equity holders, whether by Contract, Order or applicable Law. Newegg does not own or have any rights to acquire, directly or indirectly, any shares or other equity interests of any Person. None of Newegg or its Subsidiaries is a participant in any joint venture, partnership or similar arrangement. There are no outstanding material contractual obligations of Newegg or its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person (other than loans to customers in the ordinary course of business).

Section 4.5 Governmental Approvals. No Consent of or with any Governmental Authority on the part of any Newegg Subsidiary is required to be obtained or made in connection with the execution, delivery or performance by Newegg of this Agreement or any Ancillary Documents to which it is a party or the consummation by Newegg of the transactions contemplated hereby or thereby other than (a) such filings as contemplated by this Agreement and (b) where the failure to obtain or make such Consents or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect on Newegg.

Section 4.6 Non-Contravention. The execution and delivery by Newegg (or any other Newegg Subsidiary, as applicable) of this Agreement and each Ancillary Document to which any Newegg Subsidiary is a party or otherwise bound, and the consummation by any Newegg Subsidiary of the transactions contemplated hereby and thereby and compliance by any Newegg Subsidiary with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of any Newegg Subsidiary’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.5 hereof, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to any Newegg Subsidiary or any of their properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any Newegg Subsidiary under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any Newegg Subsidiary under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Newegg Material Contract, except for any deviations from any of the foregoing clauses that would not reasonably be expected to have a Material Adverse Effect on Newegg.

Section 4.7 Financial Statements.

(a)   As used herein, the term “Newegg Financials” means the (i) audited consolidated financial statements of the Newegg Subsidiaries (including, in each case, any related notes thereto), consisting of the consolidated balance sheets of the Newegg Subsidiaries as of December 31, 2019 and 2018, and the related consolidated audited income statements, changes in shareholder equity and statements of cash flows for the three years ended on December 31, 2019. Newegg Financials (i) accurately reflect the books and records of the Newegg Subsidiaries as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that the unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in amount), and (iii) fairly present in all material respects the financial position of the Newegg Subsidiaries as of the respective dates thereof and the results of the operations and cash flows of the Newegg Subsidiaries for the periods indicated.

(b)   Each Newegg Subsidiary maintains accurate books and records reflecting its assets and Liabilities in all material respects and maintains proper and adequate internal accounting controls that provide reasonable assurance that (i) such Newegg Subsidiary does not maintain any off-the-book accounts and that such Newegg Subsidiary’s assets are used only in accordance with the Newegg Subsidiary’s management directives, (ii) transactions are executed with management’s authorization, (iii) transactions are recorded as necessary to permit preparation of the financial statements of such Newegg Subsidiary and to maintain accountability for such Newegg Subsidiary’s assets, (iv) access to such Newegg Subsidiary’s assets is permitted only in accordance with management’s authorization, (v) the reporting of such Newegg Subsidiary’s assets is compared with existing assets at regular intervals and verified for actual amounts and (vi) accounts, notes and other receivables are recorded accurately, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis. No Newegg Subsidiary has been subject to or involved in any fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of Newegg and its Subsidiaries. Since April 1, 2017, neither Newegg or its Representatives has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of any Newegg Subsidiary or its internal accounting controls, including any material written complaint, allegation, assertion or claim that any Newegg Subsidiary has engaged in questionable accounting or auditing practices.

(c)   No Newegg Subsidiary has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(d)   All material Indebtedness of the Newegg Subsidiaries is disclosed in the financial statements and related notes previously delivered to LLIT. No material Indebtedness of any Newegg Subsidiary contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by any Newegg Subsidiary, or (iii) the ability of the Newegg Subsidiaries to grant any Lien on their respective properties or assets.

(e)   No Newegg Subsidiary is subject to any Liabilities or obligations (whether or not required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the consolidated balance sheet of Newegg and its Subsidiaries as of date of Newegg Financials or (ii) not material and that were incurred after the date of the most recent audited Newegg Financials in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law).

(f)   All financial projections with respect to the Newegg Subsidiaries that were delivered by or on behalf of Newegg to LLIT or its Representatives were prepared in good faith using assumptions that Newegg believes to be reasonable.

Section 4.8 Absence of Certain Changes. Since the date of the most recent audited Newegg Financials, each Newegg Subsidiary has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 5.2(b) if such action were taken on or after the date hereof without the consent of LLIT other than such action as contemplated by this Agreement.

Section 4.9 Compliance with Laws. No Newegg Subsidiary is or has been in material conflict or non-compliance with, or in material default or violation of, nor has any Newegg Subsidiary received, since April 1, 2017, any written or, to the Knowledge of Newegg, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected, except for such conflict, noncompliance, default or violation which would not reasonably be expected to have a Material Adverse Effect on Newegg.

Section 4.10  Newegg Permits. Each Newegg Subsidiary (and its employees who are legally required to be licensed by a Governmental Authority in order to perform his or her duties with respect to his or her employment with any Newegg Subsidiary), holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and as currently contemplated to be conducted, and to own, lease and operate its assets and properties (collectively, the “Newegg Permits”). Newegg has made available to LLIT true, correct and complete copies of all material Newegg Permits. All of Newegg Permits are in full force and effect, and no suspension or cancellation of any of Newegg Permits is pending or, to Newegg’s Knowledge, threatened, except where the failure to hold such Permit or for such Permit to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on Newegg. No Newegg Subsidiary is in violation in any material respect of the terms of any Newegg Permit.

Section 4.11  Litigation. Except as set forth in Schedule 4.11, there is no (a) material Action of any nature pending or, to Newegg’s Knowledge, threatened, nor is there any reasonable basis for any Action to be made, or (b) Order pending now or rendered by a Governmental Authority since April 1, 2017, in either case of (a) or (b) by or against any Newegg Subsidiary, its current or former directors, officers or equity holders, which would reasonably be expected to have a Material Adverse Effect on Newegg. Except as set forth in Schedule 4.11, since April 1, 2017, none of the current or former officers, senior management or directors of any Newegg Subsidiary have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.

Section 4.12  Material Contracts.

(a) Schedule 4.12(a) sets forth a true, correct and complete list of, and Newegg has made available to LLIT (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which any Newegg Subsidiary is a party or by which any Newegg Subsidiary, or any of its properties or assets are bound or affected, which (i) creates or imposes a Liability greater than $250,000, (ii) may not be cancelled by a Newegg Subsidiary on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of a Newegg Subsidiary as its business as is currently conducted (each contract required to be set forth on Schedule 4.12(a), a “Newegg Material Contract”) that:

(i)   contains covenants that limit the ability of any Newegg Subsidiary (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;

(ii)   involves any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;

(iii)   involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;

(iv)   evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of any Newegg Subsidiary having an outstanding principal amount in excess of $250,000;

(v)   involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $250,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests in or of another Person;

(vi)  relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Newegg Subsidiary, its business or material assets;

(vii)    by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Newegg Subsidiaries under such Contract or Contracts of more than $250,000 in the aggregate;

(viii)   obligates the Newegg Subsidiaries to provide continuing indemnification or a guarantee of obligations of a third party after the date hereof in excess of $250,000;

(ix)   is between any Newegg Subsidiary and any Top Customer or Top Supplier (other than in the ordinary course of business);

(x)   is between any Newegg Subsidiary and any directors, officers or employees of a Newegg Subsidiary (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;

(xi)   obligates the Newegg Subsidiaries to make any capital commitment or expenditure in excess of $250,000 (including pursuant to any joint venture);

(xii)   relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which any Newegg Subsidiary has outstanding obligations (other than customary confidentiality obligations or in the ordinary course of business);

(xiii)   provides another Person (other than another Newegg Subsidiary or any manager, director or officer of any Newegg Subsidiary) with a power of attorney;

(xiv)   relates to the development, ownership, licensing or use of any Intellectual Property by, to or from any Newegg Subsidiary, other than Off-the-Shelf Software Agreements; or

(xv)   is otherwise material to any Newegg Subsidiary and not described in clauses (i) through (xiv) above.

(b)   With respect to each Newegg Material Contract: (i) such Newegg Material Contract is valid and binding and enforceable in all material respects against the Newegg Subsidiary party thereto (subject to the Enforceability Exceptions) and, to the Knowledge of Newegg, each other party thereto, and is in full force and effect (except as such enforcement may be limited by the Enforceability Exceptions); (ii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will affect the validity or enforceability of any Newegg Material Contract in any material respect; (iii) no Newegg Subsidiary is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default in any material respect by any Newegg Subsidiary, or permit termination or acceleration by the other party thereto, under such Newegg Material Contract; (iv) to the Knowledge of Newegg, no other party to such Newegg Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party in any material respect, or permit termination or acceleration by any Newegg Subsidiary, under such Newegg Material Contract; (v) no Newegg Subsidiary has received written or, to the Knowledge of Newegg, oral notice of an intention by any party to any such Newegg Material Contract that provides for a continuing obligation by any party thereto to terminate such Newegg Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not materially adversely affect any Newegg Subsidiary; and (vi) no Newegg Subsidiary has waived any material rights under any such Newegg Material Contract.

Section 4.13 Intellectual Property.

(a) Schedule 4.13(a)(i) sets forth: (i) all Patents, Trademarks, Internet Assets and Copyrights owned or licensed by a Newegg Subsidiary or otherwise used or held for use by a Newegg Subsidiary in which a Newegg Subsidiary is the owner, applicant or assignee (“Newegg Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates; and (ii) all material unregistered Intellectual Property owned or purported to be owned by a Newegg Subsidiary. Schedule 4.13(a)(ii) sets forth all licenses, sublicenses and other agreements or permissions (“Newegg IP Licenses”) (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally with license, maintenance, support and other fees of less than $5,000 per year (collectively, “Off-the-Shelf Software Agreements”), which are not required to be listed, although such licenses are “Newegg IP Licenses” as that term is used herein), under which a Newegg Subsidiary is a licensee or otherwise is authorized to use or practice any Intellectual Property, and describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) any royalties, license fees or other compensation due from a Newegg Subsidiary, if any. Each Newegg Subsidiary owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property currently used, licensed or held for use by such Newegg Subsidiary, and previously used or licensed by such Newegg Subsidiary, except for the Intellectual Property that is the subject of Newegg IP Licenses. For each Patent and Patent application in Newegg Registered IP, the Newegg Subsidiaries have obtained valid assignments of inventions from each inventor. Except as set forth on Schedule 4.13(a)(iii), all Newegg Registered IP is owned exclusively by the applicable Newegg Subsidiary without obligation to pay royalties, licensing fees or other fees, or otherwise account to any third party with respect to such Newegg Registered IP.

(b)   Each Newegg Subsidiary has a valid and enforceable license to use all Intellectual Property that is the subject of Newegg IP Licenses applicable to such Newegg Subsidiary. Newegg IP Licenses include all of the licenses, sublicenses and other agreements or permissions necessary to operate the Newegg Subsidiaries as presently conducted. Each Newegg Subsidiary has performed all obligations imposed on it in Newegg IP Licenses, has made all payments required to date, and such Newegg Subsidiary is not, nor, to the Knowledge of Newegg, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder, except that any breach or default would not reasonably be expected to have a Material Adverse Effect on Newegg. The continued use by the Newegg Subsidiaries of the Intellectual Property that is the subject of Newegg IP Licenses in the same manner that it is currently being used is not restricted by any applicable license of any Newegg Subsidiary. All registrations for Copyrights, Patents and Trademarks that are owned by or exclusively licensed to any Newegg Subsidiary are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind. No Newegg Subsidiary is party to any Contract that requires a Newegg Subsidiary to assign to any Person all of its rights in any Intellectual Property developed by a Newegg Subsidiary under such Contract.

(c) Schedule 4.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which a Newegg Subsidiary is the licensor (each, an “Outbound IP License”), and for each such Outbound IP License, describes (i) the applicable Intellectual Property licensed, (ii) the licensee under such Outbound IP License, and (iii) any royalties, license fees or other compensation due to a Newegg Subsidiary, if any. Each Newegg Subsidiary has performed all obligations imposed on it in the Outbound IP Licenses, and such Newegg Subsidiary is not, nor, to the Knowledge of Newegg, is any other party thereto, in breach or default thereunder, nor has any event occurred that with notice or lapse of time or both would constitute a default thereunder, except that any breach or default would not reasonably be expected to have a Material Adverse Effect on Newegg.

(d)   No Action is pending or, to Newegg’s Knowledge, threatened that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property currently licensed, used or held for use by the Newegg Subsidiaries in any material respect. No Newegg Subsidiary has received any written or, to the Knowledge of Newegg, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of any Newegg Subsidiary, nor to the Knowledge of Newegg is there a reasonable basis therefor. There are no Orders to which any Newegg Subsidiary is a party or its otherwise bound that (i) restrict the rights of a Newegg Subsidiary to use, transfer, license or enforce any Intellectual Property owned by a Newegg Subsidiary, (ii) restrict the conduct of the business of a Newegg Subsidiary in order to accommodate a third Person’s Intellectual Property, or (iii) grant any third Person any right with respect to any Intellectual Property owned by a Newegg Subsidiary. No Newegg Subsidiary is currently infringing, or has, in the past, infringed, misappropriated or violated any Intellectual Property of any other Person in any material respect in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by a Newegg Subsidiary or, to the Knowledge of Newegg, otherwise in connection with the conduct of the respective businesses of the Newegg Subsidiaries. To Newegg’s Knowledge, no third party is infringing upon, has misappropriated or is otherwise violating any Intellectual Property owned, licensed by, licensed to, or otherwise used or held for use by any Newegg Subsidiary (“Newegg IP”) in any material respect.

(e)   All employees and independent contractors of a Newegg Subsidiary have assigned to the Newegg Subsidiaries all Intellectual Property arising from the services performed for a Newegg Subsidiary by such Persons. No current or former officers, employees or independent contractors of a Newegg Subsidiary have claimed any ownership interest in any Intellectual Property owned by a Newegg Subsidiary. To the Knowledge of Newegg, there has been no violation of a Newegg Subsidiary’s policies or practices related to protection of Newegg Intellectual Property or any confidentiality or nondisclosure Contract relating to the Intellectual Property owned by a Newegg Subsidiary, except for any violation that would not reasonably be expected to have a Material Adverse Effect on Newegg. Newegg has provided LLIT with true and complete copies of all written Contracts referenced in subsections under which employees and independent contractors assigned their Intellectual Property to a Newegg Subsidiary.

(f)   To the Knowledge of Newegg, no Person has obtained unauthorized access to third party information and data in the possession of a Newegg Subsidiary, nor has there been any other compromise of the security, confidentiality or integrity of such information or data. Each Newegg Subsidiary has complied in all material respects with all applicable Laws relating to privacy, personal data protection, and the collection, processing and use of personal information and its own privacy policies and guidelines. The operation of the business of the Newegg Subsidiaries has not and does not materially violate any right to privacy or publicity of any third person, or constitute unfair competition or trade practices under applicable Law.

(g)   The consummation of any of the transactions contemplated by this Agreement will neither violate nor by their terms result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by a Newegg Subsidiary, or (ii) any Newegg IP License. Following the Closing, Newegg shall be permitted to exercise, directly or indirectly through its Subsidiaries, all of the Newegg Subsidiaries’ rights under such Contracts or IP Licenses described in the previous sentence to the same extent that the Newegg Subsidiaries would have been able to exercise had the transactions contemplated by this Agreement not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Newegg Subsidiaries would otherwise be required to pay in the absence of such transactions.

Section 4.14 Taxes and Returns.

(a)   Each Newegg Subsidiary has or will have timely filed, or caused to be timely filed, all Tax Returns and reports required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in Newegg Financials have been established in accordance with GAAP. Schedule 4.14(a) sets forth each jurisdiction in which each Newegg Subsidiary files or is required to file a Tax Return. Each Newegg Subsidiary has complied in all material respects with all applicable Laws relating to Tax.

(b)   Except as set forth in Schedule 4.14(b), there is no current pending or, to the Knowledge of Newegg, threatened Action against a Newegg Subsidiary by a Governmental Authority in a jurisdiction where the Newegg Subsidiary does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)   Except as set forth in Schedule 4.14(c), no Newegg Subsidiary is being audited by any Tax authority or has been notified in writing or, to the Knowledge of Newegg, orally by any Tax authority that any such audit is contemplated or pending. Except as set forth in Schedule 4.14(c),there are no claims, assessments, audits, examinations, investigations or other Actions pending against a Newegg Subsidiary in respect of any Tax, and no Newegg Subsidiary has been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in Newegg Financials have been established or are immaterial in amount).

(d)   There are no Liens with respect to any Taxes upon any Newegg Subsidiary’s assets, other than Permitted Liens.

(e)   Each Newegg Subsidiary has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.

(f)   Except as set forth in Schedule 4.14(f), no Newegg Subsidiary has any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by a Newegg Subsidiary for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.

(g)   Except as set forth in Schedule 4.14(g), no Newegg Subsidiary has made any change in accounting method or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.

(h)   No Newegg Subsidiary has any Liability for the Taxes of another Person (other than another Newegg Subsidiary) (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise. No Newegg Subsidiary is a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on Newegg or its Subsidiaries with respect to any period following the Closing Date.

(i)   No Newegg Subsidiary has requested, or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.

Section 4.15 Real Property.  Schedule 4.15 contains a complete and accurate list of all premises currently leased or subleased or otherwise used or occupied by a Newegg Subsidiary for the operation of the business of a Newegg Subsidiary, and of all current leases, lease guarantees, agreements and documents related thereto, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Newegg Real Property Leases”), as well as the current annual rent and term under each Newegg Real Property Lease. Newegg has provided to LLIT a true and complete copy of each of Newegg Real Property Leases, and in the case of any oral Newegg Real Property Lease, a written summary of the material terms of such Newegg Real Property Lease. Newegg Real Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of Newegg, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Newegg Subsidiary or any other party under any of Newegg Real Property Leases, and no Newegg Subsidiary has received notice of any such condition. No Newegg Subsidiary owns or has ever owned any real property or any interest in real property (other than the leasehold interests in Newegg Real Property Leases).

Section 4.16  Personal Property. Each item of Personal Property which is currently owned, used or leased by a Newegg Subsidiary with a book value or fair market value of greater than Fifty Thousand Dollars ($50,000) is set forth on Schedule 4.16, along with, to the extent applicable, a list of lease agreements and lease guarantees related thereto, including all amendments, terminations and modifications thereof or waivers thereto (“Newegg Personal Property Leases”). All such items of Personal Property are in good operating condition and repair (reasonable wear and tear excepted), and are suitable for their intended use in the business of the Newegg Subsidiaries. Newegg has provided to LLIT a true and complete copy of each of Newegg Personal Property Leases, and in the case of any oral Newegg Personal Property Lease, a written summary of the material terms of such Newegg Personal Property Lease. Newegg Personal Property Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect. To the Knowledge of Newegg, no event has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Newegg Subsidiary or any other party under any of Newegg Personal Property Leases, and no Newegg Subsidiary has received notice of any such condition.

Section 4.17  Title to and Sufficiency of Assets. Each Newegg Subsidiary has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests and (c) Liens specifically identified on the most recent audited Newegg Financials. The assets (including Intellectual Property rights and contractual rights) of the Newegg Subsidiaries constitute all of the assets, rights and properties that are used in the operation of the businesses of the Newegg Subsidiaries as it is now conducted and presently proposed to be conducted or that are used or held by the Newegg Subsidiaries for use in the operation of the businesses of the Newegg Subsidiaries, and taken together, are adequate and sufficient for the operation of the businesses of the Newegg Subsidiaries as currently conducted and as presently proposed to be conducted.

Section 4.18  Employee Matters.

(a)   No Newegg Subsidiary is a party to any collective bargaining agreement or other Contract with any group of employees, labor organization or other representative of any of the employees of any Newegg Subsidiary and Newegg has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of Newegg, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. There are no unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, that are pending or, to the Knowledge of Newegg, threatened between any Newegg Subsidiary and Persons employed by or providing services to a Newegg Subsidiary. No current officer or key employee of a Newegg Subsidiary has provided any Newegg Subsidiary written or, to the Knowledge of Newegg, oral notice of his or her plan to terminate his or her employment with any Newegg Subsidiary.

(b)   Each Newegg Subsidiary (i) is and has been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and have not received written notice, or any other form of notice, that there is any pending Action involving unfair labor practices against a Newegg Subsidiary, (ii) is not liable for any material arrears of wages or any material penalty for failure to comply with any of the foregoing, and (iii) is not liable for any material payment to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, independent contractors or consultants (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except as set forth in Schedule 4.18(b), there are no Actions pending or, to the Knowledge of Newegg, threatened against a Newegg Subsidiary brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(c) The Newegg Subsidiaries have paid in full to all employees all wages, salaries, commission, bonuses and other compensation due to its employees, including overtime compensation, and, except as set forth in Schedule 4.18(c), there are no severance payments which are or could become payable by a Newegg Subsidiary to any such employees under the terms of any written or, to Newegg’s Knowledge, oral agreement, or commitment or any Law, custom, trade or practice. Each such employee has entered into Newegg’s standard form of employee non-disclosure, inventions and restrictive covenants agreement with Newegg or its Subsidiaries (whether pursuant to a separate agreement or incorporated as part of such employee’s overall employment agreement), a copy of which has been provided to LLIT by Newegg.

(d)   Except as set forth in Schedule 4.18(d), there are no independent contractors (including consultants) currently engaged by any Newegg Subsidiary.

Section 4.19  Benefit Plans.

(a)   Set forth on Schedule 4.19(a) is a true and complete list of each Foreign Plan of a Newegg Subsidiary (each, a “Newegg Benefit Plan”). No Newegg Subsidiary has ever maintained or contributed to (or had an obligation to contribute to) any “employee benefit plan” (as defined in Section 3(3) of ERISA).

(b)   With respect to each Newegg Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of a Newegg Subsidiary, Newegg has provided to LLIT accurate and complete copies, if applicable, of: (i) all Newegg Benefit Plans and related trust agreements or annuity Contracts (including any amendments, modifications or supplements thereto); (ii) the most recent annual and periodic accounting of plan assets; (iii) the most recent actuarial valuation; and (iv) all communications with any Governmental Authority concerning any matter that is still pending or for which a Newegg Subsidiary has any outstanding Liability or obligation.

(c)   With respect to each Newegg Benefit Plan: (i) such Newegg Benefit Plan has been administered and enforced in all material respects in accordance with its terms and the requirements of any and all applicable Laws, and has been maintained, where required, in good standing with applicable regulatory authorities and Governmental Authorities; (ii) no breach of fiduciary duty has occurred; (iii) no Action is pending, or to Newegg’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all contributions and premiums required to be made with respect to a Newegg Benefit Plan have been timely made. No Newegg Subsidiary has incurred any obligation in connection with the termination of, or withdrawal from, any Newegg Benefit Plan.

(d)   The present value of the accrued benefit liabilities (whether or not vested) under each Newegg Benefit Plan, determined as of the end of Newegg’s most recently ended fiscal year on the basis of actuarial assumptions, each of which is reasonable, did not exceed the current value of the assets of such Newegg Benefit Plan allocable to such benefit liabilities.

(e)   The consummation of the transactions contemplated by this Agreement and the Ancillary Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual.

(f)   Except to the extent required by applicable Law, no Newegg Subsidiary provides health or welfare benefits to any former or retired employee or is obligated to provide such benefits to any active employee following such employee’s retirement or other termination of employment or service.

(g)   All Newegg Benefit Plans can be terminated at any time as of or after the Closing Date without resulting in any liability to any Newegg Subsidiary, LLIT or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities.

Section 4.20  Transactions with Related Persons. Except as set forth in Schedule 4.20 and except for the Restructure and as set forth in the financial statements and related notes previously delivered to LLIT, no Newegg Subsidiary nor any of its Affiliates, nor any Related Person of Newegg or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) is presently, or since April 1, 2017 has been, a party to any transaction with a Newegg Subsidiary, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Newegg Subsidiary), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Newegg Subsidiary in the ordinary course of business consistent with past practice), any Related Person or any Person in which any Related Person has an interest as an owner, officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect interest (other than the ownership of securities representing no more than two percent (2%) of the outstanding voting power or economic interest of a publicly traded company). Except as set forth in Schedule 4.20 or in the financial statements and related notes previously delivered to LLIT, no Newegg Subsidiary has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) which is used in the business of any Newegg Subsidiary.

Section 4.21  Books and Records. All of the financial books and records of the Newegg Subsidiaries are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws.

Section 4.22  Accounts Receivable. All accounts, notes and other receivables, whether or not accrued, and whether or not billed, of the Newegg Subsidiaries (the “Accounts Receivable”) arose from sales actually made or services actually performed and represent valid obligations to a Newegg Subsidiary. None of the Accounts Receivable are, to the Knowledge of Newegg, subject to any right of recourse, defense, deduction, return of goods, counterclaim, offset, or set off on the part of the obligor in excess of any amounts reserved therefor on Newegg Financials. All of the Accounts Receivable are, to the Knowledge of Newegg, fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of the Newegg Subsidiaries (net of reserves) within ninety (90) days.

Section 4.23  Certain Business Practices.

(a)   No Newegg Subsidiary, nor any of their respective Representatives acting on their behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any other unlawful payment. No Newegg Subsidiary, nor any of their respective Representatives acting on their behalf has directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder any Newegg Subsidiary or assist any Newegg Subsidiary in connection with any actual or proposed transaction.

(b)   The operations of each Newegg Subsidiary are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving a Newegg Subsidiary with respect to the any of the foregoing is pending or, to the Knowledge of Newegg, threatened.

(c)   No Newegg Subsidiary or any of their respective directors or officers, or, to the Knowledge of Newegg, any other Representative acting on behalf of a Newegg Subsidiary is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and no Newegg Subsidiary has, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

Section 4.24  Investment Company Act. No Newegg Subsidiary is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act of 1940, as amended.

Section 4.25  Finders and Investment Bankers. No Newegg Subsidiary has incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.

Section 4.26  Independent Investigation. Newegg has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of LLIT, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of LLIT for such purpose. Newegg acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of LLIT and LLIT Subsidiaries set forth in Article III and the covenants set forth in Article V (including the related portions of LLIT Disclosure Schedules); and (b) neither LLIT nor any of its Representatives have made any representation or warranty as to LLIT or this Agreement, except as expressly set forth in Article III (including the related portions of LLIT Disclosure Schedules).

Section 4.27  Information Supplied. None of the information supplied or to be supplied by Newegg expressly for inclusion or incorporation by reference: (a) in any Report on Form 6-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Authority with respect to the transactions contemplated by this Agreement or any Ancillary Documents; (b) in the Shareholder Meeting Notice; or (c) in the mailings or other distributions to LLIT’s shareholders and/or prospective investors with respect to the consummation of the transactions contemplated by this Agreement or in any amendment to any of documents identified in (a) through (c), will, when filed, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by Newegg expressly for inclusion or incorporation by reference in any of the Signing Press Release, the Signing Filing, the Closing Filing and the Closing Press Release (in each case, as defined below) will, when filed or distributed, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Newegg makes no representation, warranty or covenant with respect to any information supplied by or on behalf of LLIT or its Affiliates.

Section 4.28  Disclosure. No representations or warranties by Newegg in this Agreement (including the disclosure schedules hereto) or the Ancillary Documents, (a) contains or will contain any untrue statement of a material fact, or (b) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the disclosure schedules hereto and the Ancillary Documents, any fact necessary to make the statements or facts contained therein not materially misleading.

Section 4.29  SAFE Registrations. Each Newegg Subsidiary or subsidiary that is incorporated outside of the PRC has taken, or is in the process of taking, all reasonable steps to comply with, and to ensure compliance by each of its equity holders that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen with any applicable rules and regulations of the relevant PRC government agencies (including the Ministry of Commerce, the National Development and Reform Commission and the State Administration of Foreign Exchange) relating to overseas investment by PRC residents and citizens or overseas listing by offshore special purpose vehicles controlled directly or indirectly by PRC companies and individuals, such as Newegg (the “PRC Overseas Investment Regulations”), including requesting each equity holder that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen to complete any registration and other procedures required under applicable PRC Overseas Investment Regulations.

Section 4.30 Newegg Board and Special Committee. The Newegg Board has formed a special committee (the “Newegg Special Committee”) comprised solely of disinterested directors, whose members are determined in the Newegg Board’s discretion. Newegg Special Committee, with the advice and assistance of independent legal counsel, has recommended (subject to the satisfaction of the conditions precedent set forth herein) that the Newegg Board approve this Agreement and the Merger contemplated hereby. The Newegg Board and the Newegg Special Committee have unanimously recommended that the Newegg stockholders adopt this Agreement and approve all transactions contemplated herein. Such recommendation shall not be withdrawn, modified or changed except pursuant to Section 7.1(d)(iii).

Section 4.31 SEC Filings. All information, including financial statements, supplied or to be supplied by Newegg (such information, the “Newegg Information”) which is included or incorporated by reference in each of the Form F-1 and the Form F-4 (collectively the “Registration Statements”) will, at the time such Registration Statement is filed with the SEC, when it becomes effective under the Securities Act, on the date it is mailed to LLIT shareholders and at the time of the Shareholder Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to Newegg or any Newegg Subsidiaries, or with respect to other Newegg Information, shall occur that is required to be described in an amendment of, or a supplement to, the Registration Statements, Newegg shall promptly but in no event later than the third (3rd) Business Day following the occurrence of such event, inform LLIT of such event. No representations or warranties are made by Newegg with respect to the LLIT Information.

ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.1 Access and Information.

(a)   Newegg shall give, and shall direct its Representatives to give, LLIT and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Newegg Subsidiaries, as LLIT may reasonably request regarding the Newegg Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and instruct each of Newegg’s Representatives to cooperate with LLIT and its Representatives in their investigation; provided, however, that LLIT and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Newegg Subsidiaries.

(b)   LLIT shall give, and shall direct its Representatives to give, Newegg and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to LLIT or its Subsidiaries, as Newegg or its Representatives may reasonably request regarding LLIT, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and instruct each of LLIT’s or LLIT Subsidiaries’ Representatives to cooperate with Newegg, and their Representatives in their investigation; provided, however, that Newegg, and their Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of LLIT or any of its Subsidiaries.

Section 5.2 Conduct of Business of Newegg.

(a)   Unless LLIT (acting through the LLIT Special Committee) shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), except as expressly contemplated by this Agreement Newegg shall, and shall cause the Newegg Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Newegg Subsidiaries and their respective businesses, assets and employees, and (iii) take all reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, to maintain, in all material respects, their existing relationships with all Top Customers and Top Suppliers, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

(b)   Without limiting the generality of Section 5.2(a) and except as contemplated by the terms of this Agreement, during the Interim Period, without the prior written consent of LLIT (acting through the LLIT Special Committee) (such consent not to be unreasonably withheld, conditioned or delayed), Newegg shall not, and shall cause the Newegg Subsidiaries to not:

(i)   amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;

(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)   incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise), outside the ordinary course of business, in excess of $250,000 (individually or in the aggregate), make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person outside the ordinary course of business;

(v)   increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any Newegg Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any Newegg Benefit Plans or in the ordinary course of business consistent with past practice;

(vi)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vii)   transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any of Newegg Registered IP, Newegg IP Licenses or other Newegg Intellectual Property, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(viii)   terminate, or waive or assign any material right under any material agreement to which it is a party;

(ix)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(x)   establish any Subsidiary or enter into any new line of business;

(xi)   fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xii)   revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with Newegg’s outside auditors;

(xiii) waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, Newegg or its Affiliates) not in excess of $250,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in Newegg Financials;

(xiv)   effectuate a “plant closing” (as defined in the federal Worker Adjustment and Retraining Notification Act (“WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility; or experience a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility; or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation;

(xv)   acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xvi) make capital expenditures in excess of $250,000 (individually for any project (or set of related projects) or in the aggregate);

(xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xviii)   voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $250,000 individually or $1,000,000 in the aggregate other than in the ordinary course of business or pursuant to the terms of a Newegg Material Contract or Newegg Benefit Plan in effect on the date hereof;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xx)   enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Newegg;

(xxi)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents or approvals of any Governmental Authority to be obtained in connection with this Agreement;

(xxii)   enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business consistent with past practice); or

(xxiii)   authorize or agree to do any of the foregoing actions.

Section 5.3 Conduct of Business of LLIT.

(a)   Unless Newegg (acting through the Newegg Special Committee) shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement, LLIT shall, and shall cause LLIT Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to LLIT, LLIT Subsidiaries, and their respective businesses, assets and employees, (iii) settle any and all pending or threatened Actions, lawsuits and/or proceedings involving any LLIT Entity, its current or former directors, officers or equity holders in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction existing prior to the Closing Date, and (iv) take all reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, to maintain, in all material respects, their existing relationships with all Top Customers and Top Suppliers, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Unless Newegg (acting through the Newegg Special Committee) shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, (i) Merger Sub shall not take any actions which are not expressly contemplated by this Agreement or necessary for the consummation of the transactions contemplated hereby, (ii) LLIT and its Subsidiaries (excluding Lianluo Connection) shall not reduce their consolidated working capital (as determined in accordance with GAAP) by more than $1,000,000 during the Interim Period, and (iii) LLIT and its Subsidiaries (excluding Lianluo Connection) shall not reduce their consolidated net assets (measured as the sum of their assets minus their liabilities, each as determined in accordance with GAAP) by more than $1,000,000 during the Interim Period, except for any deviations from any of the foregoing clauses (ii) or (iii) due to expenses which are strictly necessary for the consummation of the transactions contemplated herein or for maintenance of LLIT’s status as an SEC reporting company with LLIT Class A Shares listed on NASDAQ.

(b)   Without limiting the generality of Section 5.3(a) and except as specifically contemplated by the terms of this Agreement (including or in connection with the transactions contemplated by Sections 5.3(b)(iii) and 5.18 hereof) during the Interim Period, without the prior written consent of Newegg (acting through the Newegg Special Committee) (such consent not to be unreasonably withheld, conditioned or delayed), LLIT shall not, and shall cause LLIT Subsidiaries to not:

(i)   except as set forth in the Form F-4 or to maintain compliance with the minimum bid price requirements of the NASDAQ Capital Market, or to give effect to this Agreement and the transactions contemplated hereby, amend, waive or otherwise change, in any respect, its Organizational Documents;

(ii)  except for the issuance and sale of LLIT Class A Shares upon the exercise of LLIT options or warrants outstanding as of the date hereof which are described in Schedule 3.5(c), authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities.

(iii)   except as set forth in the Form F-4 or to maintain compliance with the minimum bid price requirements of the NASDAQ Capital Market, split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)   except for accounts payable incurred in the ordinary course of business that are necessary to maintain LLIT’s public listing or to implement the transactions contemplated hereby, incur, create, assume or otherwise become liable for any Indebtedness (directly, contingently or otherwise) or Liability that LLIT or any of its then current Subsidiaries would be liable for after the Disposition, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person, or prepay any Indebtedness of Liability;

(v)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;

(vi)   terminate, waive or assign any material right under any material agreement to which it is a party;

(vii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;

(viii)   establish any Subsidiary or enter into any new line of business;

(ix)   fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(x)   revalue any of its material assets or make any change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with LLIT’s outside auditors;

(xi)   waive, release, assign, settle or compromise any claim, Action or proceeding (including any suit, Action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the LLIT Financials;

(xii)   acquire, including by merger, consolidation, acquisition of stock or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;

(xiii)   make or incur any expenditures in excess of $50,000 individually (or for any set of related expenditures) or $250,000 in the aggregate, other than expenditures which are paid for by Lianluo Connection which are strictly necessary and in the ordinary course of business of Lianluo Connection or expenses which are strictly necessary for the consummation of the transactions contemplated herein or to maintain LLIT’s status as an SEC reporting company with LLIT Class A Shares listed on NASDAQ;

(xiv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization except as contemplated herein and set forth in the Form F-1 and Form F-4;

(xv)   other than the Disposition, sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any portion of its properties, assets or rights;

(xvi)   other than the Support Agreements, enter into any agreement, understanding or arrangement with respect to the voting of the equity securities of LLIT;

(xvii)  take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement;

(xviii)   increase the wages, salaries or compensation of its employees other than in the ordinary course of business, consistent with past practice, and in any event not in the aggregate by more than five percent (5%), or make or commit to make any bonus or other payment (whether in cash, property or securities) to any employee, or materially increase other benefits of employees generally, or enter into, establish, materially amend or terminate any of LLIT’s or a LLIT Subsidiary’s Benefit Plan with, for or in respect of any current consultant, officer, manager director or employee, in each case other than as required by applicable Law, pursuant to the terms of any of LLIT’s or a LLIT Subsidiary’s Benefit Plans or in the ordinary course of business consistent with past practice;

(xix)   other than the Disposition, transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any of LLIT’s or a LLIT Subsidiary’s Registered IP, IP Licenses or other Intellectual Property, if any, or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;

(xx)   other than the Disposition, close or materially reduce its or any LLIT Subsidiary’s activities, or effect any layoff or other personnel reduction or change, at any of their respective facilities;

(xxi)   enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person;

(xxii)   transfer any cash in excess of $1,000,000 from LLIT to any of its Subsidiaries (other than Merger Sub); or

(xxiii)   authorize or agree to do any of the foregoing actions.

Section 5.4 Annual and Interim Financial Statements. From the date hereof through the Closing Date, within thirty (30) calendar days following the end of each three-month quarterly period and each fiscal year, Newegg shall deliver to LLIT an unaudited consolidated income statement and an unaudited consolidated balance sheet for the period from the date of the most recent audited Newegg Financials through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year, in each case accompanied by certificates of the Chief Financial Officer and Chief Executive Officer of Newegg to the effect that all such financial statements fairly present in all material respects the consolidated financial position and results of operations of the Newegg Subsidiaries as of the date or for the periods indicated, in accordance with GAAP, subject to year-end audit adjustments and excluding footnotes. From the date hereof through the Closing Date, Newegg will also promptly deliver to LLIT copies of any audited consolidated financial statements of Newegg and its Subsidiaries that Newegg’s certified public accountants may issue.

Section 5.5 LLIT Public Filings. During the Interim Period, LLIT will keep current and timely file all of its public filings with the SEC (including any extension periods that may be applicable) and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts to maintain the listing of LLIT Class A Shares on NASDAQ.

Section 5.6 Go Shop.

(a)   During the Interim Period, each Party may and may cause its Representatives to, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(b)   Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates (or any Newegg Subsidiary), specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information.

Section 5.7 No Trading. Newegg acknowledges and agrees that it is aware, and that Newegg’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of LLIT, will be advised) of the restrictions imposed by the Federal Securities Laws and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. Newegg hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of LLIT (other than acquire the LLIT Exchange Shares in accordance with Article I), communicate such information to any third party, take any other action with respect to LLIT in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Section 5.8 Notification of Certain Matters. During the Interim Period, each of the Parties shall give prompt notice to the other Parties if such Party or its Affiliates (or with respect to LLIT, including any LLIT Subsidiary): (a) fails to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or its Affiliates hereunder in any material respect; (b) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging (i) that the Consent of such third party is or may be required in connection with the transactions contemplated by this Agreement or (ii) any non-compliance with any Law by such Party or its Affiliates; (c) receives any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; (d) discovers any fact or circumstance that, or becomes aware of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions set forth in Article VIII to not being satisfied or the satisfaction of those conditions being materially delayed; or (e) becomes aware of the commencement or threat, in writing, of any Action against such Party or any of its Affiliates or any of their respective properties or assets, or, to the Knowledge of such Party, any officer, director, partner, member or manager, in his, her or its capacity as such, of such Party or of its Affiliates with respect to the consummation of the transactions contemplated by this Agreement. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

Section 5.9 Efforts.

(a)   Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.

(b)   Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.

(c)   Notwithstanding anything herein to the contrary, no Party shall be required to agree to any term, condition or modification with respect to obtaining any Consents in connection with the transactions contemplated by this Agreement that would result in, or would be reasonably likely to result in: (i) a Material Adverse Effect to such Party or its Affiliates, or (ii) such Party or its Affiliates having to cease, sell or otherwise dispose of any material assets or businesses (including the requirement that any such assets or business be held separate).

Section 5.10  Further Assurances. The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.

Section 5.11  Form F-4.

(a)   As promptly as practicable after the date hereof, LLIT shall prepare and file with the SEC the Merger Registration Statement for the LLIT Exchange Shares to be issued in connection with the Merger, and the Shareholder Meeting Notice on the Form F-4 (as amended or supplemented from time to time) calling a special meeting of LLIT’s shareholders (including any adjournments or postponements thereof) (the “Shareholder Meeting”) seeking the approval of LLIT’s shareholders for the matters in connection with the Restructure and Offering, in accordance with and as required by LLIT’s Organizational Documents, applicable Law and any applicable rules and regulations of the SEC and NASDAQ. In the Form F-4, LLIT shall seek (i) adoption and approval of the Disposition Agreement and the transactions contemplated thereby in accordance with LLIT’s Organizational Documents, the BVI Act and the rules and regulations of the SEC and NASDAQ, (ii) if required to be approved by LLIT’s shareholders, adoption and approval of an Amended and Restated Memorandum and Articles of Association of LLIT in the form attached as Exhibit C, together with such other changes which are reasonably acceptable to LLIT and Newegg (the “Amended Charter”) (which will be adopted by LLIT prior to or at the time of the Closing to, among other things, effect the Stock Split, increase the authorized amount of LLIT Shares, change the name of LLIT and provide certain director appointment rights for certain holders of Newegg Shares), (iii) to appoint the members of the board of directors of LLIT, and appoint the members of any committees thereof, in each case in accordance with Section 5.16 hereof, and (iv) to obtain any and all other approvals necessary or advisable to effect the consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including approval of the Merger and this Agreement. In connection with the Form F-4, LLIT will also furnish with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable rules set forth in LLIT’s Organizational Documents, the BVI Act and the rules and regulations of the SEC and NASDAQ. In consultation with Newegg, LLIT shall set a preliminary record date for the Shareholder Meeting and commence a broker search in connection therewith.

(b)   Except with respect to the Newegg Information for inclusion or incorporation by reference in the Form F-4, LLIT shall ensure that, when furnished, the Form F-4 will comply in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. LLIT shall cause the Shareholder Meeting Notice to be disseminated as promptly as practicable to LLIT’s equity holders as and to the extent such dissemination is required by U.S. federal securities laws and the rules and regulations of the SEC and NASDAQ promulgated thereunder or otherwise (the “Federal Securities Laws”). Newegg shall promptly provide to LLIT such information concerning the Newegg Subsidiaries and their respective businesses, operations, condition (financial or otherwise), assets, Liabilities, properties, officers, directors and employees as is either required by Federal Securities Laws or reasonably requested by LLIT for inclusion in the Shareholder Meeting Notice. Subject to compliance by Newegg with the immediately preceding sentence with respect to the information provided or to be provided by or on behalf of them for inclusion in the Shareholder Meeting Notice, LLIT shall cause the Shareholder Meeting Notice to comply in all material respects with the Federal Securities Laws. LLIT shall provide copies of the proposed forms of the Shareholder Meeting Notice (including any amendments or supplements thereto) to Newegg such that Newegg and its Representatives are afforded a reasonable amount of time prior to the dissemination or filing thereof to review such material and comment thereon prior to such dissemination or submission, and LLIT shall reasonably consider in good faith any comments of such Persons. LLIT and Newegg and their respective Representatives shall respond promptly to any comments of the SEC or its staff with respect to the Shareholder Meeting Notice and promptly correct any information provided by it for use in the Shareholder Meeting Notice if and to the extent that such information shall have become false or misleading in any material respect or as otherwise required by the Federal Securities Laws. LLIT shall amend or supplement the Shareholder Meeting Notice and cause the Shareholder Meeting Notice, as so amended or supplemented, to be furnished to the SEC and to be disseminated to the holders of LLIT Shares, in each case as and to the extent required by the Federal Securities Laws and subject to the terms and conditions of this Agreement and LLIT Organizational Documents. LLIT shall provide Newegg and its Representatives with copies of any written comments, and shall inform them of any material oral comments, that LLIT or any of its Representatives receive from the SEC or its staff with respect to the Shareholder Meeting Notice promptly after the receipt of such comments and shall give Newegg a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments. LLIT shall use its commercially reasonable efforts to cause the Form F-4 to “clear” comments from the SEC and its staff and to permit Newegg and its Representatives to participate with LLIT or its Representatives in any discussions or meetings with the SEC and its staff. Newegg shall, and shall cause each of the Newegg Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to LLIT and its Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Shareholder Meeting Notice, and responding in a timely manner to comments from the SEC. LLIT shall call the Shareholder Meeting as promptly as reasonably practicable after the Form F-4 has “cleared” comments from the SEC.

(c)   If at any time prior to the Closing, any information relating to the LLIT Entities, on the one hand, or Newegg and the Newegg Subsidiaries, on the other hand, or any of their respective Affiliates, businesses, operations, condition (financial or otherwise), assets, Liabilities, properties, officers, directors or employees, should be discovered by LLIT, on the one hand, or Newegg , on the other hand, that should be set forth in an amendment or supplement to the Shareholder Meeting Notice, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify each other Parties and an appropriate amendment or supplement describing such information shall be promptly furnished to the SEC and, to the extent required by law, disseminated to LLIT’s shareholders.

(d)   The Shareholder Meeting Notice shall contain the recommendation of the LLIT Board and the LLIT Special Committee for the LLIT shareholders to approve all proposals presented at the Shareholders Meeting, and such recommendation shall not be withdrawn, modified or changed except pursuant to Section 7.1(c)(iii).

Section 5.12  Public Announcements.

(a)   The Parties agree that no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby shall be issued by any Party or any of their Affiliates without the prior written consent of LLIT (acting through the LLIT Special Committee) and Newegg (acting through the Newegg Special Committee) (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall use commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

(b)   The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within four (4) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, LLIT shall furnish to the SEC a Foreign Private Issuer Report on Form 6-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which Newegg shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with LLIT providing the draft Signing Filing to Newegg on the date of the execution of this Agreement and Newegg reviewing, commenting upon and approving such Signing Filing in any event no later than the second (2nd) Business Day after the execution of this Agreement). The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, LLIT shall furnish to the SEC a Foreign Private Issuer Report on Form 6-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which Newegg shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing (with the Newegg reviewing, commenting upon and approving such Closing Filing in any event no later than the second (2nd) Business Day after the Closing). In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.

Section 5.13  Confidential Information.

(a)   Newegg (prior to the Closing) hereby agrees that during the Interim Period and, in the event this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any LLIT Confidential Information, and will not use it for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of LLIT or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of LLIT Confidential Information without LLIT’s prior written consent; and (ii) in the event that Newegg (prior to the Closing), or any of the respective Representatives becomes legally compelled to disclose any LLIT Confidential Information, (A) provide LLIT with prompt written notice of such requirement so that LLIT or an Affiliate thereof may seek a protective order or other remedy or waive compliance with this Section 5.13(a), and (B) in the event that such protective order or other remedy is not obtained, or LLIT waives compliance with this Section 5.13(a), furnish only that portion of such LLIT Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such LLIT Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, Newegg shall cause their respective Representatives to, promptly deliver to LLIT any and all copies (in whatever form or medium) of LLIT Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. If this Agreement is terminated and the transactions contemplated hereby are not contemplated, and Newegg acknowledge and agree that their ability to transact trades in the securities of LLIT may be limited for so long as information disclosed and Newegg constitutes material nonpublic information. Subject to Section 5.13(a)(ii), Newegg and its Representatives shall be permitted to disclose any and all LLIT Confidential Information in connection with the transactions contemplated by this Agreement or the Ancillary Documents to the extent required by applicable Laws.

(b)   LLIT hereby agrees that during the Interim Period and, in the event this Agreement is terminated in accordance with Article IX, for a period of two (2) years after such termination, it (including each of its Affiliates) shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Newegg Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of Newegg Confidential Information without Newegg’s prior written consent; and (ii) in the event that LLIT or any of its Representatives becomes legally compelled to disclose any Newegg Confidential Information, (A) provide Newegg with prompt written notice of such requirement so that Newegg, or an Affiliate of any of them may seek a protective order or other remedy or waive compliance with this Section 5.13(b), and (B) in the event that such protective order or other remedy is not obtained, or Newegg waives compliance with this Section 5.13(b), furnish only that portion of such Newegg Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Newegg Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, LLIT shall, and shall cause its Representatives to, promptly deliver to Newegg any and all copies (in whatever form or medium) of Newegg Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, LLIT and its Representatives shall be permitted to disclose any and all Newegg Confidential Information in connection with the transactions contemplated by this Agreement or the Ancillary Documents to the extent required by the Federal Securities Laws.

Section 5.14  Litigation Support. Following the Closing, in the event that and for so long as any Party is actively contesting or defending against any third party or Governmental Authority Action in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction existing on or prior to the Closing Date involving LLIT or any Newegg Subsidiary, each of the other Parties will (i) reasonably cooperate with the contesting or defending Party and its counsel in the contest or defense, (ii) make available its personnel at reasonable times and upon reasonable notice and (iii) provide (A) such testimony and (B) access to its non-privileged books and records as may be reasonably requested in connection with the contest or defense, at the sole cost and expense of the contesting or defending Party.

Section 5.15  Documents and Information. After the Closing Date, LLIT and the Newegg Subsidiaries shall, and shall cause their respective Subsidiaries to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Newegg Subsidiaries in existence on the Closing Date.

Section 5.16 Stock Exchange Listing. LLIT shall, with the assistance and cooperation of Newegg, take commercially reasonable efforts to (a) submit the Listing of Additional Shares Notification to NASDAQ, if such listing of Additional Shares Notification is applicable, and (b) ensure that immediately prior to the Closing, the Company shall have not received any information indicating that the listing of such shares is or will be rejected.

Section 5.17 LLIT Policies. During the Interim Period, LLIT will consult with Newegg, and LLIT and Newegg will adopt, effective as of the Closing, corporate and operational policies for LLIT, Newegg and their respective Subsidiaries, including the Newegg Subsidiaries, appropriate for a company publicly traded in the United States with active business and operations in the industries and regions in which the Newegg Subsidiaries operate and contemplate operating as of the Closing. Such policies will include a conflicts of interest policy establishing, among other matters, proper procedures and limitations for related party loans involving LLIT or the Newegg Subsidiaries.

Section 5.18 Disposition Transaction. LLIT shall take and cause to be taken all actions necessary so that the Disposition shall be consummated on the Closing Date, immediately after the Effective Time. Upon consummation of the Disposition, except as set forth in Schedule 5.18, neither LLIT nor the Surviving Corporation shall have any obligations or liabilities, contingent or otherwise, relating to Lianluo Connection and shall have no affiliation with any LLIT Subsidiaries other than the Surviving Corporation. During the Interim Period, any waiver, amendment, termination, or other material decision with respect to the Disposition which could impact LLIT after the Closing shall be determined by the LLIT Special Committee.

Section 5.19 Registration Statement Information. To the extent permitted by Law, Newegg indemnifies and holds harmless LLIT against any losses, claims, damages, expenses and liabilities as the same are incurred (including reasonable fees and expenses of counsel), related to or arising out the inclusion or incorporation by reference of the Newegg Information in the Registration Statements; provided that the cumulative liability of Newegg under this sentence shall not exceed $3,500,000. To the extent permitted by Law, LLIT indemnifies and holds harmless Newegg against any losses, claims, damages, expenses and liabilities as the same are incurred (including reasonable fees and expenses of counsel), related to or arising out the inclusion of the LLIT Information in the Registration Statements; provided that the cumulative liability of LLIT under this sentence shall not exceed the Escrow Amount, and any payments under this sentence may be made from the Escrow Amount.

Section 5.20 Parent Company Loans to LLIT. Any amounts that, as of immediately after the Closing and the Disposition, would be owed or payable by LLIT or its Subsidiaries (other than the Surviving Corporation) to Hangzhou Lianluo or any of Hangzhou Lianluo’s Affiliates, whether in the form of intercompany payables, loans, or otherwise, shall be converted into additional paid-in capital of LLIT effective at the Closing. For clarity, this Section 5.21 shall not apply to any Indebtedness payable by Lianluo Connection that would remain with Lianluo Connection after the Disposition or the pledge of Guardion Shares by LLIT to Hangzhou Lianluo to secure the payment of certain loans owed by Lianluo Connection to Hangzhou Lianluo.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by LLIT (acting through the LLIT Special Committee) and Newegg (acting through the Newegg Special Committee) of the following conditions:

(a) Required LLIT Shareholder Approval. The Merger, the Disposition, the Stock Split and related transactions submitted to the vote of the shareholders of LLIT at the Shareholder Meeting, excluding the proposal to approve the adjournment of the Shareholder Meeting if necessary to solicit additional proxies, in accordance with the Shareholder Meeting Notice shall have been approved by the requisite vote of the shareholders of LLIT at the Shareholder Meeting in accordance with the Shareholder Meeting Notice, which shall in all cases include the approval of a majority of the LLIT voting interests cast on the relevant proposal which are not beneficially owned by Hangzhou Lianluo (the “Required Shareholder Vote”).

(b) Requisite Regulatory Approvals. All Consents or filings required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement, shall have been obtained or made. LLIT shall effect the Stock Split on, or prior to, the Closing Date if required by NASDAQ rules in connection with the listing of LLIT on the NASDAQ following the Closing.

(c) Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement as set forth in Schedule 6.1(c) shall have each been obtained or made.

(d) No Legal Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement or the Disposition Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(e) No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing or the closing of the Disposition.

(f) Appointment to the Board. The members of LLIT’s board of directors shall have been elected or appointed to LLIT’s board of directors as of the Closing consistent with the requirements of Section 1.5.

(g)  Disposition Transaction. All of the conditions to the obligations of each Party to consummate the Disposition described in the Disposition Agreement shall have been satisfied, other than the Closing.

(h)  Opinion of Financial Advisor. On or prior to the date of this Agreement, The Benchmark Company, LLC (the “Financial Advisor”) shall have delivered to the board of LLIT, dated as of the date hereof, to the effect that (subject to various qualifications and assumptions) the Merger Consideration was fair, from a financial point of view, to the holders of LLIT Shares (the “Fairness Opinion”).

(i)  Form F-4. The Form F-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(j)  Form F-1. The Form F-1 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(k)  Simultaneous Closing. The Offering and Disposition are capable of being consummated on the Closing Date.

(l)  Amendment of Newegg Stockholder Agreement. The certain amendment to the Stockholder Agreement, dated March 30, 2017, between Newegg and certain stockholders of Newegg that is being entered into concurrently herewith shall be in full force and effect and shall be assigned from Newegg to LLIT at the Closing.

Section 6.2 Conditions to Obligations of LLIT and Merger Sub. In addition to the conditions specified in Section 6.1, the obligations of LLIT and Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by LLIT acting through the LLIT Special Committee) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of Newegg (including Newegg Subsidiaries) set forth in this Agreement and in any certificate delivered by Newegg pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Newegg and any Newegg Subsidiary or materially and adversely affect Newegg’s ability to consummate the transactions contemplated hereby.

(b) Agreements and Covenants. Newegg shall have performed in all material respects all of Newegg’s obligations and complied in all material respects with all of Newegg’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred and be continuing with respect to Newegg and its Subsidiaries, taken as a whole, since the date of this Agreement.

(d)   Closing Deliveries.

(i) Officer Certificate. Newegg shall have delivered to LLIT and Merger Sub a certificate, dated the Closing Date, signed by an executive officer of Newegg in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.3(a), 6.3(b) and 6.3(c).

(ii) Secretary Certificate. Newegg shall have delivered to LLIT and Merger Sub a certificate from its secretary certifying as to (A) copies of Newegg’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of Newegg’s board of directors authorizing the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Merger has been approved by the requisite vote of the shareholders of Newegg required under the DGCL, including the approval of a majority of the Newegg voting interests which are not beneficially owned by Hangzhou Lianluo and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which Newegg is or is required to be a party or otherwise bound.

(iii) Good Standing. Newegg shall have delivered to LLIT and Merger Sub a good standing certificate (or similar documents applicable for such jurisdictions) for Newegg and each Newegg Subsidiary certified as of a date no later than five (5) days prior to the Closing Date from the proper Governmental Authority of Newegg’s and each Newegg Subsidiary’s respective jurisdiction of organization and from each other jurisdiction in which Newegg or such Newegg Subsidiary is qualified to conduct business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Certified Charter. A copy of Newegg’s Certificate of Incorporation, as in effect as of the Closing, certified by the appropriate Governmental Authority of the Delaware as of a date no more than ten (10) Business Days prior to the Closing Date.

(v) Legal Opinion. Newegg shall have delivered to LLIT and Merger Sub a copy of a duly executed legal opinion addressed to LLIT and Merger Sub and dated as of the Closing Date from Newegg’s legal counsel in form and substance reasonably satisfactory to LLIT and Merger Sub.

(vi) Resignations. LLIT and Merger Sub shall have received duly executed written resignations, effective as of the Closing, of the directors and officers of Newegg prior to the Closing in accordance with Section 1.5.

(e)   Lock-Up Agreement. The Lock-Up Agreements which are entered into concurrently herewith by and among Newegg, LLIT and any Newegg stockholders who would hold more than 5% of the LLIT Shares, measured immediately after the Closing (the “Lock-Up Agreement”), the form of which is attached as Exhibit D hereto, shall be in full force and effect in accordance with the terms thereof as of the Closing.

Section 6.3 Conditions to Obligations of Newegg. In addition to the conditions specified in Section 6.1, the obligations of Newegg to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by Newegg acting through the Newegg Special Committee) of the following conditions:

(a) Representations and Warranties. All of the representations and warranties of LLIT and the Merger Sub set forth in this Agreement and in any certificate delivered by LLIT and the Merger Sub pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually and in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, LLIT and its Subsidiaries.

(b) Agreements and Covenants. LLIT and the Merger Sub shall have performed in all material respects all of such Party’s obligations and complied in all material respects with all of such Party’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to LLIT, the Merger Sub and any LLIT Subsidiary since the date of this Agreement.

(d) Closing Deliveries.

(i) Officer Certificate. Newegg shall have received a certificate from LLIT and the Merger Sub, dated as the Closing Date, signed by executive officers of LLIT and the Merger Sub in such capacity, certifying as to the satisfaction of the conditions specified in Sections 6.2(a), 6.2(b) and 6.3(c).

(ii) Secretary Certificate. Each of LLIT and the Merger Sub shall have delivered to Newegg a certificate from its executive officer certifying as to (A) copies of LLIT and the Merger Sub’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of LLIT and the Merger Sub’s board of directors and shareholders authorizing the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, and (C) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which Newegg is or is required to be a party or otherwise bound.

(iii) Good Standing. LLIT and the Merger Sub shall have delivered to Newegg good standing certificates (or similar documents applicable for such jurisdictions) for each LLIT Subsidiary certified as of a date no later than five (5) days prior to the Closing Date from the proper Governmental Authority of the LLIT Subsidiary’s jurisdiction of organization and from each other jurisdiction in which the LLIT Subsidiary is qualified to conduct business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Employment Agreements. LLIT shall have executed the employment agreements, in each case effective as of the Closing, in form and substance reasonably satisfactory to Newegg (the “Employment Agreements”), between each of the persons set forth Exhibit B hereto and LLIT.

(v) Legal Opinion. Newegg shall have received from LLIT and the Merger Sub a legal opinion addressed to Newegg and dated as of the Closing Date from LLIT’s legal counsel in form and substance reasonably satisfactory to Newegg.

(vi)  Amended and Restated Organizational Documents. Newegg shall have received from LLIT a copy of the Amended Charter that will have been approved by LLIT’s shareholders at the Shareholder Meeting.

(vii) Board Resolutions. Newegg shall have received duly executed written resolutions of LLIT Board, in the agreed form, approving the issuance of LLIT Exchange Shares in exchange for Newegg Shares; and the appointment of the directors and executive officers (designated by Newegg prior to the Closing) effective as of the Closing in accordance with Section 1.5.

(xi)  LLIT’s Investors Approval. If required, the transaction contemplated by this Agreement shall have been approved by the investors pursuant to certain Securities Purchase Agreements that the investors and LLIT entered into on February 12, February 21 and February 27, 2020.

(viii) Effectiveness of Certain Ancillary Documents. Each of the Support Agreements and the Lock-Up Agreements shall be duly executed and delivered and in full force and effect in accordance with the terms thereof as of the Closing.

(e)  NASDAQ Listing Status. Immediately prior to the Closing, (a) LLIT shall have been approved by NASDAQ Capital Market for the initial listing; (b) LLIT shall have not received any notification indicating that the additional listing of LLIT Class A Shares as a result of the issuance of LLIT Exchange Shares on the NASDAQ Capital Market are or will be rejected and (c) NASDAQ Capital Market has notified LLIT that the review process for the Listing of Additional Shares Notification for the LLIT Exchange Shares has been completed, if such listing of Additional Shares Notification is applicable.

Section 6.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time only:

(a) by mutual written consent of LLIT (acting through the LLIT Special Committee) and Newegg (acting through the Newegg Special Committee);

(b) by either LLIT (acting through the LLIT Special Committee) or Newegg (acting through the Newegg Special Committee):

(i) if the Merger shall not have been consummated on or before April 30, 2021 (as extended as set forth below, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any Party whose material breach of a representation, warranty or covenant in this Agreement has been a principal cause of the failure of the Merger to be consummated on or before the Outside Date; provided further that the Outside Date shall be automatically extended up to two additional times by one month each time if, on the then current Outside Date (A) all conditions to Closing contained in Article VI (except for Section 6.3(e)) have been satisfied or waived, or are imminently capable of being satisfied, (B) Section 6.3(e) is reasonably likely to be satisfied by the Outside Date, as extended, and (C) the Parties have exercised and continue to exercise their best efforts to satisfy Section 6.3(e);

(ii)  if any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and, in each case, such Order or action shall have become final and non-appealable; provided, however, that the right to terminate under this Section 7.1(b)(ii) shall not be available to any Party whose material breach of a representation, warranty or covenant in this Agreement has been the principal cause of such action;

(iii) if the Required Shareholder Vote shall not have been obtained at the Shareholder Meeting;

(iv) if any required approval by the Newegg shareholders shall not have been obtained within 5 days after the date hereof; or

(c) by Newegg (acting through the Newegg Special Committee) (provided it is not then in material breach of any of its obligations under this Agreement):

(i)  if there is any breach of any representation, warranty, covenant or agreement on the part of LLIT or Merger Sub set forth in this Agreement, or if any representation or warranty of LLIT or Merger Sub shall have become untrue, in either case such that the applicable conditions set forth in Section 6 would not be satisfied; provided, however, if such breach is curable by LLIT or Merger Sub, then Newegg may not terminate this Agreement under this Section 7.1(c)(i) for so long as LLIT or Merger Sub continue to exercise their best efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Newegg to LLIT;

(ii)  if for any reason LLIT fails to call and hold the Shareholder Meeting within sixty (60) days following the filing of the F-4, unless such failure is as a result of LLIT responding in good faith to comments on the Form F-4 or the Form F-1 received from the SEC or comments received from NASDAQ;

(iii)  if the LLIT Board (or any subgroup or committee thereof) (A) withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Newegg or shall have resolved to do any of the foregoing, or (B) approves or recommends, or proposes to approve or recommend, an Acquisition Proposal; or

(iv)  if the Escrow Amount is not placed into the Escrow Account within five days hereof; or

(d) by LLIT (acting through the LLIT Special Committee) (provided neither it nor its Subsidiaries are then in material breach of any of their obligations under this Agreement):

(i)  if there is any breach of any representation, warranty, covenant or agreement on the part of Newegg set forth in this Agreement, or if any representation or warranty of Newegg shall have become untrue, in either case such that the applicable conditions set forth in Section 6 would not be satisfied; provided, however, if such breach is curable by Newegg, then LLIT may not terminate this Agreement under this Section 7.1(d)(i) for so long as Newegg continues to exercise its best efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by LLIT to Newegg; or

(ii)  if the Newegg Board (or any subgroup or committee thereof) (A) withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to LLIT or shall have resolved to do any of the foregoing, or (B) approves or recommends, or proposes to approve or recommend, an Acquisition Proposal;

(e) by Newegg (acting through the Newegg Special Committee), if (i) Newegg receives a bona fide written offer prior to the approval of the LLIT shareholders of the Merger at the Shareholder Meeting, and the Newegg Special Committee determines in good faith (based upon a written opinion of an independent financial advisor) that such offer constitutes a superior offer to the stockholders of Newegg (a “Newegg Superior Offer”) to the terms set forth herein, and (ii) the Newegg Special Committee determines in good faith (based upon advice of counsel) that, in light of such Newegg Superior Offer, the withdrawal or modification of the Newegg Board’s approval is required in order for the Newegg Board to comply with its fiduciary obligations to Newegg’s stockholders under the DGCL or other applicable law; or

(f) by LLIT (acting through the LLIT Special Committee), if (i) LLIT receives a bona fide written offer prior to the approval of the LLIT shareholders of the Merger at the Shareholder Meeting, and the LLIT Special Committee determines in good faith (based upon a written opinion of an independent financial advisor) that such offer constitutes a superior offer for the stockholders of LLIT (a “LLIT Superior Offer”) to the terms set forth herein, and (ii) the LLIT Special Committee determines in good faith (based upon advice of counsel) that, in light of such LLIT Superior Offer, the withdrawal or modification of the LLIT Board’s approval is required in order for the LLIT Board to comply with its fiduciary obligations to LLIT’s shareholders under the BVI Act or other applicable law.

The right of any Party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Party hereto, any Person controlling any such Party or any of their respective officers or directors, whether prior to or after the execution of this Agreement.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by either Newegg or LLIT, as provided in Section 7.1, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of LLIT, Newegg and Merger Sub or their respective officers or directors (except for confidentiality agreements, Section 5.12, Section 5.13, this Section 7.2 and the entirety of Article VII, Article VIII and Article IX, all of which shall survive the termination); provided, however, that (i) in the event this Agreement is terminated pursuant to Section 7.1(b)(iii), Section 7.1(c), or Section 7.1(f), LLIT shall immediately pay to Newegg in cash or by wire transfer of immediately available funds or by disbursement from the Escrow Account, an amount equal to $450,000, and (ii) in the event this Agreement is terminated pursuant to Section 7.1(b)(iv), Section 7.1(d) or Section 7.1(e), Newegg shall immediately pay LLIT in cash or by wire transfer of immediately available funds an amount equal to $450,000; and provided further that nothing contained in this Section 7.2 shall relieve any Party hereto from any liability for any willful breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement or prevent a Party from exercising its rights under Section 9.8. During the Interim Period, Newegg agrees to keep $450,000 of cash available for the payment of the foregoing termination fee.

ARTICLE VIII

SURVIVAL

Section 8.1 Representations and Warranties. The representations and warranties of each Party contained in Article III and Article IV shall terminate and expire at the Closing.

Section 8.2 Covenants. The covenants and agreements contained in this Agreement shall survive the Closing until the applicable statute of limitations has expired or until such covenant or agreement has been fully performed or waived, whichever is later.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or on the Business Day received (or the next Business Day if received after 5:00 p.m. local time or on a weekend or day on which banks are closed) when sent via facsimile (with a confirmatory copy sent by overnight courier) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to the LLIT or Merger Sub at or prior to the Closing, to:	with a copy (which will not constitute notice) to:

Lianluo Smart Ltd.	Bevilacqua PLLC
Room 611, 6th Floor	1050 Connecticut Avenue, NW, Suite 500
BeiKong Technology Building	Attention: Kevin Sun, Esq.
No. 10 Baifuquan Road, Changping District Beijing 102200, People’s Republic of China	Facsimile No.: (202) 869-0889 Telephone No.: (202) 869-0888 (ext. 101) E mail: kevin@bevilacquapllc.com
Attention: Yingmei Yang Telephone No.: 86-10-89788107 Email: yangyingmei@lianluo.com	Kaufman & Canoles, P.C. Two James Center, 14th Floor 1021 E. Cary St. Richmond, VA 23219 Attention: Anthony W. Basch, Esq. Telephone No: (804) 771-5725 Email: awbasch@kaufcan.com

If to Newegg, to:	with a copy (which will not constitute notice) to:

Newegg Inc.	Hunter Taubman Fischer & Li LLC
17560 Rowland Street City of Industry, CA 91748	800 Third Avenue, Suite 2800 New York, New York 10022

Attention: James Yang and Matt Strathman	Attention: Joan Wu, Esq.
Telephone No.: (626) 271.9700 x22010 and x 22183	Facsimile No.: (212) 202-6380
Email: James.J.Yang@newegg.com	Telephone No.: (212) 530-2208
Matt.O.Strathman@newegg.com	Email: jwu@htflawyers.com

If to LLIT after the Closing, to:	with a copy (which will not constitute notice) to:
Hunter Taubman Fischer & Li LLC 800 Third Avenue, Suite 2800 New York, New York 10022 Attention: Joan Wu, Esq. Facsimile No.: (212) 202-6380 Telephone No.: (212) 530-2208 Email: jwu@htflawyers.com

Section 9.2 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 9.3 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. In the event that any signature is delivered by facsimile transmission or email attachment, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or email-attached signature page were an original thereof.

Section 9.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder; provided, however, that following the Effective Time, each holder of Newegg Shares shall be entitled to enforce the provisions of Article I to the extent necessary to receive the LLIT Exchange Shares to which such holder is entitled pursuant to Article I.

Section 9.5 Governing Law. Except to the extent that the laws of the British Virgin Islands shall apply to the internal corporate governance of LLIT, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 9.6 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of LLIT (acting through the LLIT Special Committee) and Newegg (acting through the Newegg Special Committee).

Section 9.7 Waiver. At any time prior to the Effective Time, LLIT and Merger Sub (acting jointly through the LLIT Special Committee) and Newegg (acting through the Newegg Special Committee) may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the covenants, agreements or conditions of the other Party contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 9.8 Specific Performance; Submission to Jurisdiction. The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Parties shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. In addition, each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. LLIT, Newegg and Merger Sub hereby consent to service being made through the notice procedures set forth in Section 9.1 and agree that service of any process, summons, notice or document by registered mail (return receipt requested and first-class postage prepaid) to the respective addresses set forth in Section 9.1 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated by this Agreement.

Section 9.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (d) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

Section 9.10  Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of law or otherwise) without the prior written consent of the other Parties.

Section 9.11  Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such costs and expenses, whether or not the Merger shall be consummated.

Section 9.12  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 9.13  Legal Representation. Each Party hereto acknowledges that it has been given the opportunity to be represented by independent legal counsel in the preparation of this Agreement and hereby waives any allegations that it has not been represented by its own counsel. The language used in this Agreement will be deemed to be the language chosen by the Parties with the advice of counsel to express their mutual intent, and no rules of strict construction will be applied against any Party.

Section 9.14  Special Committee Decisions. All material decisions with respect to this Agreement, the Escrow Agreement and any other Ancillary Agreements and the transactions contemplated herein and therein, including the decision to enforce rights hereto and thereto or initiate Actions with respect hereto and thereto, where the interests of Hangzhou Lianluo or any of its Affiliates are materially different from the interests of any other stockholders of (i) LLIT, shall be determined by the LLIT Special Committee, or (ii) Newegg, shall be determined by the Newegg Special Committee.

Section 9.15  Definitions.

(a) In this Agreement, the following terms have the meanings specified or referred to in this Section 9.15(a) and shall be equally applicable to both the singular and plural forms.

(i) “$” means United States dollars.

(ii) “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means with respect to (A) Newegg and its respective Affiliates and (B) LLIT and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of any Newegg Subsidiaries or LLIT (including any LLIT Subsidiary) or (y) any of the shares or other equity interests or profits of any Newegg Subsidiaries or LLIT (including any LLIT Subsidiary), in any case, whether such transaction takes the form of a sale of shares or other equity, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise

(iii) “Action” means any claim, action, suit, proceeding, arbitration, mediation or investigation.

(iv)   “Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.

(v) “Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of ERISA and any other plans, programs, policies, agreements or arrangements in each case that provide compensation or other benefits to any employee of LLIT or Newegg, as applicable, whether or not subject to ERISA, currently maintained or sponsored by LLIT or Newegg, as applicable, or any ERISA Affiliate.

(vi)   “Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, Hong Kong and/or China are authorized by law or executive order to be closed.

(vii)   “BVI Act” means the British Virgin Islands Business Companies Act, 2004, as amended.

(viii) “Confidential Information” means all confidential or proprietary documents and information concerning the LLIT, Merger Sub, Newegg or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Confidential Information shall not include any information which, (i) at the time of disclosure by LLIT, Merger Sub, Newegg or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by LLIT, Merger Sub, Newegg or any of their respective Representatives, was previously known by such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such Confidential Information .

(ix)   “Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

(x) “Contract” means any contract, agreement, instrument, guarantee, indenture, note, bond, mortgage, permit, franchise, concession, commitment, lease, license, arrangement, obligation or understanding, whether written or oral.

(xi)   “Governmental Authority” means domestic or foreign governmental, administrative, judicial or regulatory authority.

(xii)   “Indebtedness” of any Person means (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest) or for the deferred purchase price of property or services, (b) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (c) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, (d) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (e) all obligations of such Person in respect of acceptances issued or created, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by an Lien on any property of such Person and (h) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (h) all obligation described in clauses (a) through (h) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

(xiii) “Intellectual Property” means (a) all registered and unregistered trademarks, service marks, logos, corporate names, trade names, internet domain names and other indications of origin, together with all translations, adaptations, derivations and combinations thereof, the goodwill associated with the foregoing and registrations and renewals in any jurisdiction, and applications in any jurisdiction to register the same (“Trademarks”); (b) all issued U.S. and foreign patents and pending patent applications, including, without limitation, divisionals, continuation, continuation in part, continuing and renewal applications (“Patents”); (c) all registered and unregistered copyrights, copyrightable and copyright works and all registration, renewals and applications to register the same (whether or not constituting “work made for hire” as defined in 17 U.S.C. Sections 101 and 201(b)(4)) (“Copyrights”); (d) all protectable items of trade dress; (e) all computer software (including source code, executable code, systems and networks tools) and protectable databases, whether owned or under development or otherwise (“Software”); (f) all confidential and proprietary trade secrets, inventions, ideas, discoveries (whether or not patentable and whether or not reduced to practice), know-how, processes, procedures, drawings, specifications, designs, plans, proposals, customer and supplier lists, independent contractor lists, pricing and cost information or other technical data or confidential business information, together with all documentation and media constituting or describing any of the foregoing and tangible embodiments thereof (in whatever form of media and whether or not registered) (“Trade Secrets”); (g) all claims of infringement against third parties; and (h) other such rights generally classified as intangible, intellectual property assets.

(xiv) “Internet Assets” means any all domain name registrations, web sites and web pages and related rights, items and documentation related thereto.

(xv)   “IP Licenses” means all licenses, sublicenses and other agreements or permissions, under which a Person is a licensee or otherwise is authorized to use or practice any Intellectual Property.

(xvi) “IRS” means the Internal Revenue Service.

(xvii) “Knowledge of LLIT” means the actual knowledge of the directors and officers of LLIT.

(xviii)   “Knowledge of Newegg” means the actual knowledge of the directors and officers of Newegg.

(xix) “Laws” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.

(xx)   “Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

(xxi) “Lien” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(xxii) “Material Adverse Effect” means, with respect to a particular Person, any effect that is or would be materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of such Person and its Subsidiaries, taken as a whole, or to the ability of such Person to enter into or perform its obligations under this Agreement or any Ancillary Agreement or to consummate the transactions hereunder or thereunder; provided, however, that with respect to LLIT or its Subsidiaries, “Material Adverse Effect” shall be measured after giving effect to the Disposition and shall also include any effect that is or would be reasonably expected to be materially adverse to the issuance and listing of the LLIT Exchange Shares on NASDAQ.

(xxiii)   “Newegg Board” means the Board of Directors of Newegg.

(xxiv)   “Order” means any order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator.

(xxv)   “Organizational Documents” means the certificate of incorporation and bylaws, or documents of similar import, for an entity.

(xxvi)   “Permits” means all permits (including environmental, construction and operational permits), licenses, franchises, certificates, approvals, registrations, authorizations, variances and similar rights issued by any Governmental Entity and all pending applications therefor and renewals thereof.

(xxvii)   “Permitted Lien” means (i) Liens for current taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of LLIT or Newegg, as applicable, consistent with past practice and (iii) any such matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate in the business of LLIT or Newegg, as applicable, as currently conducted.

(xxviii)   “Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, estate, Governmental Authority, trust or unincorporated organization.

(xxix)   “Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.

(xxx)   “Registered IP” means all Patents, Trademarks, Internet Assets and Copyrights owned or licensed by a Person or otherwise used or held for use by a Person in which a Person is the owner, applicant or assignee.

(xxxi)   “Representative” means any officers, directors or employees, and financial advisors, attorneys or other advisors or representatives.

(xxxii)   “Stock Split” means the reverse stock split of the LLIT Shares required in anticipation of the Closing in order for the LLIT Shares to meet the minimum bid price requirement for initial listing on the NASDAQ Capital Market.

(xxxiii)   “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust, association or other entity of which Newegg or LLIT, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, (i) 50% or more of the stock or other equity interests the holders of which are generally entitled to elect at least a majority of the Board of Directors or other governing body of such corporation, partnership, limited liability company, joint venture, trust, association or other entity or (ii) if there are no such voting interests, 50% or more of the equity interests in such corporation, partnership, limited liability company, joint venture, trust, association or other entity.

(xxxiv) “Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer or excise, tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any additions to tax, interest or penalty imposed by any Governmental Authority.

(xxxv)   “Tax Return” means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

(xxxvi) “Top Customer” means by dollar volume paid for each of (a) the twelve (12) months ended on the December 31, 2019 and (b) the period from January 1, 2020 to the end of the Interim Period, the ten (10) largest customers of Newegg or LLIT.

(xxxvii) “Top Supplier” means by dollar volume paid for each of (a) the twelve (12) months ended on the December 31, 2019 and (b) the period from January 1, 2020 to the end of the Interim Period, the five (5) largest suppliers of goods or services to Newegg or LLIT.

(xxxviii) “Trading Day” means, as applicable, (x) with respect to all price or trading volume determinations relating to LLIT Class A Shares, any day on which the LLIT Class A Share is eligible for trading on the NASDAQ Capital Market, or, if the NASDAQ Capital Market is not the principal trading market for the LLIT Class A Shares, then on the principal securities exchange or securities market on which the LLIT Class A Share is then traded, provided that “Trading Day” shall not include any day on which the LLIT Class A Share is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the LLIT Class A Share is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) or (y) with respect to all determinations other than price determinations relating to the LLIT Class A Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities

IN WITNESS WHEREOF, LLIT, Merger Sub and Newegg have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

LIANLUO SMART LIMITED

By:	/s/ Bin Lin
Name: Bin Lin
Title: Chief Executive Officer

LIGHTNING DELAWARE SUB, INC.

By:	/s/ Bin Lin
Name: Bin Lin
Title: Chief Executive Officer

NEWEGG INC.

By:	/s/ Anthony Chow
Name: Anthony Chow
Title: Chief Executive Officer

Exhibit A

Support Agreements

[see attached]

A-1

Exhibit B

LLIT Directors & Officers – Post-Closing

NAME	POSITION	APPOINTED BY
Anthony Chow	Director and Chief Executive Officer	Minority Representative
Robert Chang	Chief Financial Officer
Jamie Spannos	Chief Operating Officer
Montaque Hou	Chief Technology Officer
Matt Strathman	General Counsel
Zhitao “Tom” He	Chairman of the Board	Hangzhou Lianluo
Fred Faching Chang	Director, Vice Chairman of the Board	Minority Representative
Yingmei Yang	Director	Hangzhou Lianluo
Gregory Moore	Independent Director	Minority Representative
Paul Wu	Independent Director	Hangzhou Lianluo
[to be determined]	Independent Director	Hangzhou Lianluo

B-1

Exhibit C

Form of Amended Charter for LLIT Post-Closing

[see attached]

C-1

Exhibit D

Form of Lock-Up Agreement

THIS LOCK-UP AGREEMENT (this “Agreement”) is made as of [●], 2020 by and among Lianluo Smart Limited., a British Virgin Islands company, which will be known after the consummation of the transactions contemplated by the Merger Agreement (as defined below) as “Newegg Commerce, Inc.” (including any successor entity thereto, the “Parent”), and the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (as defined herein below).

WHEREAS, on [●], 2020, the Parent entered into that certain Merger Agreement (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), by and among (i) the Parent, (ii) Newegg, Inc., a Delaware corporation (the “Company”), and (iii) Lightning Delaware Sub, Inc., Delaware corporation and wholly owned subsidiary of the Parent (the “Merger Sub”), pursuant to which the Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of the Parent (the “Merger”), and as a result of which, among other matters, all of the issued and outstanding capital shares of the Company, immediately prior to the consummation of the Merger (the “Closing”), shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the LLIT Exchange Shares, and each outstanding Company option shall be assumed by the Parent and automatically converted into an option exercisable into LLIT Class A Shares (as equitably adjusted), all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, immediately prior to the Closing, each Holder is a beneficial holder of the Company’s securities, in such amounts as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Merger Agreement, and in view of the valuable consideration to be received by Holder thereunder, the Parent and Holder desire to enter into this Agreement, pursuant to which the LLIT Exchange Shares received by Holder in the Merger (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-Up Provisions.

(a)  Holder hereby agrees not to, during the period commencing from the Closing and, with respect to the Restricted Securities, ending on the earliest of (x) the 180 day anniversary of the date of the Closing and (y) the date after the Closing on which the Parent consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Parent’s shareholders having the right to exchange their equity holdings in the Parent for cash, securities or other property (a “Subsequent Transaction”), (the “Lock-Up Period”): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii), or (iii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii), or (iii), a “Prohibited Transfer”); provided, however, that the foregoing shall not preclude Holder from engaging in any transaction in the securities of another company in the same sector or in a similar sector as that of the Parent. The foregoing sentence shall not apply to the transfer of any or all of the Restricted Securities owned by Holder, (A) by gift, will or intestate succession upon the death of Holder, (B) to any Permitted Transferee or (C) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of cases (A), (B) or (C) it shall be a condition to such transfer that the transferee executes and delivers to the Parent an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transferee” shall mean: (1) the members of Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin), (2) any trust for the direct or indirect benefit of Holder or the immediate family of Holder, (3) if Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (4) as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in Holder upon the liquidation and dissolution of Holder or (5) to any affiliate of Holder or to any investment fund or other entity controlled by Holder.

(b)  Intentionally omitted.

(c)  If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and the Parent shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, the Parent may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and permitted transferees and assigns thereof) until the end of the Lock-Up Period.

(d)  During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [●], 2020, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “PARENT”) AND THE PARENT’S SHAREHOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE PARENT TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e)  For the avoidance of any doubt, Holder shall retain all of its rights as a shareholder of the Parent during the Lock-Up Period, including the right to vote any Restricted Securities.

(f)  To the extent that any of the Merger Consideration Shares held by any other Company Stockholder subject to a Lock-Up Agreement entered into in connection with the Closing are released from, or not subject to, lockup restrictions substantially similar to those in this Agreement (a “Lock-up Change”), the Parent shall promptly give Holder written notice of such Lock-up Change and the Restricted Securities subject to the terms of this Agreement shall be immediately released from, or not subject to, the lockup restrictions in this Agreement with an effectiveness concurrent with, and to substantially the same extent and effect as, the Lock-up Change.

2. Miscellaneous.

(a) Termination of Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time. The Parent may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Jurisdiction. The terms and provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of California without reference to its conflict of law provisions. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any state or federal court located in Los Angeles County, California (or in any court in which appeal from such courts may be taken) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

(e) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(e).

(f) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(g) Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be completed in accordance with Section 9.1 of the Merger Agreement.

(h) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Parent and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(i) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(j) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages may be inadequate and the Parent may have not adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Parent shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement by Holder and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

(k) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document, including the Amended and Restated Registration Rights Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Parent or any of the obligations of Holder under any other agreement between Holder and the Parent or any certificate or instrument executed by Holder in favor of the Parent, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Parent or any of the obligations of Holder under this Agreement.

(l) Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(m) Counterparts; Facsimile.  This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

PARENT:

Lianluo Smart Limited

By:
Name:
Title:

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

Holder: [Name of the Holder]

By:
Name:
Title:

Number of shares of Company Securities:

Company Class A Common Stock: ______________________________________

Company Class B Common Stock: ______________________________________

Company Series A Preferred Stock: ______________________________________

Company Series AA Preferred Stock: ______________________________________

Address for Notice: Address:_______________________________________

______________________________________________________________

______________________________________________________________

Facsimile No.: ___________________________________________________

Telephone No.: __________________________________________________

Email: _________________________________________________________